SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

21 February 2018

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Index to Exhibits
Item

No.1	Regulatory News Service Announcement, dated 21 February 2018
re:	Full year results

Lloyds Banking Group plc

2017 Results

21 February 2018

BASIS OF PRESENTATION
This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the year ended 31 December 2017.
Statutory basis: Audited statutory information is set out on pages 35 to 46. However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. Accordingly, the results are also presented on an underlying basis.

Underlying basis: The statutory results are adjusted for certain items which are listed below, to allow a comparison of the Group’s underlying performance.
- losses on redemption of the Enhanced Capital Notes and the volatility in the value of the embedded equity conversion feature;
- market volatility and asset sales, which includes the effects of certain asset sales, the volatility relating to the Group’s own debt and hedging arrangements and that arising in the insurance businesses and insurance gross up;
- the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets;
- restructuring costs, comprising severance related costs relating to the Simplification programme, the costs of implementing regulatory reform and ring-fencing; the rationalisation of the non-branch property portfolio; and the integration of MBNA; and
- payment protection insurance and other conduct provisions.

Unless otherwise stated, income statement commentaries throughout this document compare the year ended 31 December 2017 to the year ended 31 December 2016, and the balance sheet analysis compares the Group balance sheet as at 31 December 2017 to the Group balance sheet as at 31 December 2016.
Alternative performance measures: The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position on page 2 and pages 7 to 27. Further information on these measures is set out on page 47.
Segment information: the segment results and balance sheet information have been restated to reflect the previously announced changes to the Group operating structure implemented in September 2017. The underlying profit and statutory results at Group level are unchanged as a result of these restatements.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy, plans and /or results of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, instability as a result of the exit by the UK from the European Union (EU) and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

RESULTS FOR THE FULL YEAR

‘2017 has been a landmark year in which the Group has made significant strategic progress and returned to full private ownership. This is due to the hard work of all our people and I thank them for it. We have delivered another year of strong financial performance with improved profit and returns on both a statutory and underlying basis and have now built the largest and top rated digital bank in the UK. We are therefore well prepared to succeed in a digital world.’

António Horta-Osório
Group Chief Executive

Strong financial performance with improved profit and returns on both a statutory and underlying basis
●
Statutory profit before tax at £5.3 billion, 24 per cent higher, with a return on tangible equity of 8.9 per cent
●
Underlying profit of £8.5 billion, 8 per cent higher, with an underlying return on tangible equity of 15.6 per cent
●
Net income at £17.5 billion, 5 per cent higher with improved net interest income and other income; net interest margin increased to 2.86 per cent
●
Positive operating jaws; market leading cost:income ratio improved to 46.8 per cent
●
Asset quality remains strong with asset quality ratio of 18 basis points
●
Continued lending growth in targeted segments including SME and the open mortgage book
●
Strong capital generation of 245 basis points with a CET1 ratio of 15.5 per cent, pre dividend and share buyback
●
CET1 capital requirement of c.13 per cent plus a management buffer of around 1 per cent
●
Total ordinary dividend of 3.05 pence per share, up 20 per cent on 2016, and a share buyback of up to £1 billion representing an increase in total capital returns of up to 46 per cent. Total capital return of up to £3.2 billion.

A landmark year in which the Group made significant strategic progress and returned to full private ownership
●
Successful delivery of second strategic plan: significant improvement in customer service, market leading digital proposition, targeted lending growth and Simplification savings ahead of target
●
Completed acquisition of MBNA and announced acquisition of Zurich’s workplace pensions and savings business
●
Significant progress made against Helping Britain Prosper targets since the beginning of 2015, with more than £35 billion of lending to first-time buyers and support provided to c.350,000 start-up businesses
●
Restructured the business and reorganised the leadership team; ready for the next stage of the Group’s strategic journey

2018 guidance demonstrates confidence in the Group’s future prospects
●
Net interest margin expected to be around 290 basis points
●
Cost:income ratio expected to improve further
●
Asset quality ratio expected to be less than 30 basis points
●
Capital generation expected to be 170 to 200 basis points, pre dividends

Transforming the Group for success in a digital world
As also announced today, the next phase of our strategy will further transform the Group for success in a digital world. We will build on the strong progress of recent years and leverage the Group’s unique strengths. We will be investing over £3 billion in four strategic priorities: further enhancing our leading customer experience; further digitising the Group; maximising the Group’s capabilities; and transforming ways of working. These will drive our transformation into a digitised, simple, low risk, customer focused UK financial services provider and deliver:
●
Sustainable and low risk growth: asset growth in targeted segments, a resilient net interest margin and an asset quality ratio of around 35 basis points through the cycle and less than 30 basis points through the plan period
●
Continued development of an integrated Group proposition for retirement savings and investment
●
Market leading efficiency: targeting operating costs less than £8 billion in 2020; cost:income ratio in the low 40s exiting 2020 including remediation costs, with improvements in the cost:income ratio every year
●
Superior returns and lower cost of equity: targeting strong statutory profit growth and an improved return on tangible equity of 14 to 15 per cent from 2019, on a higher CET1 capital base of c.13 per cent plus a management buffer of around 1 per cent
●
Strong CET1 capital generation: targeting 170 to 200 basis points of capital generation per year pre dividend
●
Attractive capital distribution policy: progressive and sustainable ordinary dividends whilst maintaining the flexibility to return surplus capital to shareholders.

CONSOLIDATED INCOME STATEMENT − UNDERLYING BASIS

	2017	2016	Change
	£ million	£ million	%

Net interest income	12,320	11,435	8
Other income	6,205	6,065	2
Total income	18,525	17,500	6
Operating lease depreciation	(1,053)	(895)	(18)
Net income	17,472	16,605	5
Operating costs	(8,184)	(8,093)	(1)
Impairment	(795)	(645)	(23)
Underlying profit	8,493	7,867	8

Volatility and other items	(703)	(1,544)
PPI provision	(1,650)	(1,000)
Other conduct provisions	(865)	(1,085)
Statutory profit before tax	5,275	4,238	24
Tax expense	(1,728)	(1,724)	–
Profit for the year	3,547	2,514	41

Earnings per share	4.4p	2.9p	52
Dividends per share – ordinary	3.05p	2.55p	20
Dividends per share – special	–	0.50p
Share buyback up to £1 billion	1.40p	–

Banking net interest margin	2.86%	2.71%	15bp
Average interest-earning banking assets	£435bn	£436bn	–
Cost:income ratio	46.8%	48.7%	(1.9)pp
Asset quality ratio	0.18%	0.15%	3bp
Return on risk-weighted assets	3.95%	3.55%	40bp
Underlying return on tangible equity	15.6%	14.1%	1.5pp
Return on tangible equity	8.9%	6.6%	2.3pp

CONSOLIDATED BALANCE SHEET AND KEY RATIOS

	At 31 Dec	At 31 Dec	Change
	2017	2016	%

Loans and advances to customers1	£456bn	£450bn	1
Customer deposits2	£416bn	£413bn	1
Loan to deposit ratio	110%	109%	1pp
Total assets	£812bn	£818bn	(1)
Pro forma CET1 ratio pre dividend and share buyback3	15.5%	14.1%	1.4pp
Pro forma CET1 ratio post dividend3,4	14.4%	13.0%	1.4pp
Pro forma CET1 ratio post dividend and share buyback3	13.9%	13.0%	0.9pp
Transitional total capital ratio4	21.2%	21.4%	(0.2)pp
Pro forma UK leverage ratio3,4, 5	5.4%	5.3%	0.1pp
Risk-weighted assets	£211bn	£216bn	(2)
Tangible net assets per share pre dividend6,7	56.5p	54.8p	1.7p
Tangible net assets per share7	53.3p	54.8p	(1.5)p

1	Excludes reverse repos of £16.8 billion (31 December 2016: £8.3 billion).
2	Excludes repos of £2.6 billion (31 December 2016: £2.5 billion).
3
The CET1 and leverage ratios at 31 December 2017 and 2016 are reported on a pro forma basis, reflecting the dividends paid by the Insurance business in February 2018 and February 2017, respectively, in relation to prior year earnings. In addition the CET1 ratios at 31 December 2016 have been adjusted for the acquisition of MBNA.

4	The 2017 capital and leverage ratios do not, unless otherwise indicated, recognise the share buyback as this will be reflected in 2018.
5	Calculated in accordance with the UK Leverage Ratio Framework. Excludes qualifying central bank claims.
6	Pre final 2016 and interim 2017 dividends.
7	Tangible net assets per share at 31 December 2016 equivalent to 53.4 pence after adjusting for the impact of MBNA.

GROUP CHIEF EXECUTIVE’S STATEMENT

2017 has been a landmark year for the Group. In May the UK government completed the sell-down of its shares and the Group returned to full private ownership. This was enabled by the significant strategic progress and strong financial performance in recent years and was down to the hard work of all our people and I thank them for it.

During the year we successfully completed the second phase of our strategy with significant improvement in customer service, development of our market leading digital proposition including an open banking platform, targeted growth and delivery of Simplification savings ahead of target. We now have the largest and top rated digital bank in the UK alongside the largest branch network. We also completed the acquisition of MBNA’s prime credit card business, the Group’s first major acquisition since the financial crisis and announced the acquisition of Zurich’s UK workplace pensions and savings business later in the year, giving us a strong platform on which to develop the next stage of our strategy in the financial planning and retirement business.

2017 has also been a pivotal year for the UK. The Bank of England increased the bank rate for the first time in more than 10 years and the government triggered Article 50 and launched EU exit negotiations. Although the precise nature of the UK’s future relationship with Europe remains unclear and the economic outlook is therefore uncertain, the economy has been resilient with low unemployment, stable house prices, record employment and GDP growth of 1.8 per cent.

Financial performance
We have delivered another year of strong financial performance in 2017 with increased profits and returns on both a statutory and underlying basis, strong capital generation and increased capital returns.

Statutory profit before tax increased 24 per cent to £5.3 billion, reflecting higher underlying profit and lower below the line charges. Underlying profit was £8.5 billion, an increase of 8 per cent, with improved income and positive operating jaws resulting in an improved cost:income ratio of 46.8 per cent. Asset quality remains strong and the Group’s gross asset quality ratio remains unchanged at 28 basis points, while the net asset quality ratio increased to 18 basis points as a result of expected lower releases and write-backs. Additional PPI provisions of £1.7 billion and conduct costs of £865 million were taken in the year. The increased PPI provision reflects increased complaint levels including the impact of the first FCA advertising campaign for the August 2019 industry deadline.

During the year, loans and advances increased to £456 billion with open mortgage book growth, increased SME balances and continued growth in consumer lending whilst also consolidating the MBNA book. Our balance sheet remains strong with a pro forma CET1 ratio of 13.9 per cent (after ordinary dividends and allowing for the share buyback), a total capital ratio of 21.2 per cent and a pro forma UK leverage ratio of 5.4 per cent.

In line with our progressive and sustainable ordinary dividend policy, the Board has recommended a final ordinary dividend of 2.05 pence per share, taking the total ordinary dividend for 2017 to 3.05 pence per share, up 20 per cent on 2016. Given our strong capital generation the Board has also announced its intention to implement a share buyback of up to £1 billion, equivalent to up to 1.4 pence per share.

Strategic progress
In 2017 we successfully completed the second phase of our strategic plan, achieving our strategic priorities of creating the best customer experience, becoming simpler and more efficient and delivering sustainable growth.

Creating the best customer experience
We have been committed to meeting customers’ evolving needs through our multi-brand and multi-channel approach and as a result customer satisfaction, as measured by net promoter score (NPS), has increased to 62.0 from 58.6 in 2014 and from 42.5 in 2011. We operate the UK’s largest branch network and the largest digital bank with 13.4 million active online users, of which 9.3 million are on mobile. We have focused on transforming key customer journeys and have made significant improvements, including faster processing of new mortgage applications and simpler processes for account opening. In addition we have developed an open banking platform in line with regulatory timescales.

We remain committed to delivering the best service for our customers and addressing historic conduct issues. We have continued to pay compensation to victims of the legacy fraud at HBOS Reading, and have now made offers to 57 customers, which represents more than 80 per cent of the customers in the review.

Becoming simpler and more efficient
Cost management has been a strategic priority and we remain focused on maintaining our competitive advantage in cost leadership. Our Simplification programme has delivered £1.4 billion of run-rate cost savings, ahead of our original £1 billion target, and costs have fallen every year (excluding the impact of MBNA). Our market leading cost:income ratio improved to 46.8 per cent in 2017, with further improvements targeted.

Delivering sustainable growth
When we outlined our strategic vision in October 2014, we targeted sustainable growth in line with our low risk appetite, committing to grow in areas where we were under-represented. We have increased net lending to SME clients by £3 billion since 2014, significantly ahead of the market, while also increasing UK consumer assets by over £6 billion and acquiring the £8 billion MBNA credit card portfolio. In the competitive low growth mortgage market we have focused on protecting margin rather than achieving volume growth over the last couple of years though the open mortgage book returned to growth in 2017. The Group also announced the acquisition of Zurich’s workplace pensions and savings business in late 2017.

We remain committed to building the best team, creating an inclusive and diverse workforce that represents a changing Britain. Colleague engagement is at an all-time high, and in line with top performing corporates. In 2017 we were awarded number one employer for lesbian, gay, bisexual and transgender people at the Stonewall Awards and named the world’s best bank for diversity and inclusion by Euromoney magazine.

Helping Britain Prosper Plan
In 2014 we launched our Helping Britain Prosper Plan to support the people, businesses and communities in the UK. The financial success of the Group is inextricably linked to the health of the UK and we are working hard to support the whole economy. Since the launch of the plan four years ago, we have lent more than £47 billion to first-time buyers, supported more than 440,000 start-ups, been the largest UK corporate tax payer and donated £72 million to the Group’s independent Foundations. Also, in 2017 we have trained over 700,000 individuals, businesses and charities in digital skills. In 2014 we were the first FTSE 100 company to make a commitment on the number of senior positions held by women. At that time women made up 29 per cent of senior management. In 2017 we met our 34 per cent target and we are on track to achieve 40 per cent by 2020. We also recently became the first FTSE 100 company to set a target to increase the proportion of senior roles held by Black, Asian and Minority Ethnic colleagues. Our target is 8 per cent by 2020 for senior managers and 10 per cent for the overall Group.

Strategy overview
As we look to the future, we see the external environment evolving rapidly. Changing customer behaviours, the pace of technological evolution and changes in regulation all present opportunities. Given our strong capabilities and the significant progress made in recent years we believe we are in a unique position to compete and win in this environment by developing additional competitive advantages. We will continue to transform ourselves to succeed in this digital world and the next phase of our strategy, being announced today, will ensure we have the capabilities to deliver future success.

Strategic priorities
We have identified four strategic priorities focused on the financial needs and behaviours of the customer of the future: further enhancing our leading customer experience; further digitising the Group; maximising Group capabilities; and transforming ways of working. We will invest more than £3 billion in these strategic initiatives through the plan period that will drive our transformation into a digitised, simple, low risk, customer focused UK financial services provider.

Delivering a leading customer experience
We will drive stronger customer relationships through best in class propositions while continuing to provide our customers with brilliant servicing and a seamless experience across all channels. This will include:
●
remaining the number 1 digital bank in the UK with open banking functionality;
●
unrivalled reach with UK’s largest branch network serving complex needs; and
●
data-driven and personalised customer propositions.

Digitising the Group
We will deploy new technology to drive additional operational efficiencies that will make banking simple and easier for customers whilst reducing operating costs, pursuing the following initiatives:
●
deeper end-to-end transformation targeting over 70 per cent of cost base;
●
simplification and progressive modernisation of our data and IT infrastructure; and
●
technology enabled productivity improvements across the business.

Maximising the Group’s capabilities
We will deepen customer relationships, grow in targeted segments and better address our customers’ banking and insurance needs as an integrated financial services provider. This will include:
●
increasing Financial Planning and Retirement (FP&R) open book assets by more than £50 billion by 2020 with more than 1 million new pension customers;
●
implementing an integrated FP&R proposition with single customer view; and
●
start-up, SME and Mid Market net lending growth (more than £6 billion in the plan period).

Transforming ways of working
We are making our biggest ever investment in people, increasing colleague training and development by 50 per cent to 4.4 million hours per annum and embracing new technology to drive better customer outcomes. The hard work, commitment and expertise of our colleagues has enabled us to deliver to date and we will further invest in capabilities and agile working practices. We have already restructured the business and reorganised the leadership team to ensure effective implementation of the new strategy.

Financial returns
The UK economy has proven resilient and going forward our plans and projections assume this performance continues with a steady increase in base rate to 1.25 per cent by the end of 2020.

The strategy outlined today will enable the Group to deliver strong statutory profit growth supported by targeted asset growth in key segments, a resilient net interest margin, lower operating costs, strong asset quality and lower remediation costs, whilst delivering strong capital generation and sustainable and superior shareholder returns.

Costs will continue to be a competitive advantage as we deliver market leading efficiency. We expect operating costs to be less than £8 billion in 2020. We also expect to achieve a cost:income ratio in the low 40s as we exit 2020, including future remediation costs. We continue to expect improvements in the cost:income ratio every year.

Asset quality remains strong and, given our low risk business model and the significant portfolio improvements in recent years, we now expect an asset quality ratio of around 35 basis points through the cycle and less than 30 basis points through the plan period.

We expect to deliver an improved return on tangible equity (RoTE) of 14.0–15.0 per cent from 2019 onwards on a higher CET1 capital base of c.13 per cent plus a management buffer of around 1 per cent.

Capital generation is expected to remain strong with 170-200 basis points of capital generation per year pre dividend and as a result we expect to deliver progressive and sustainable ordinary dividends whilst maintaining the flexibility to return surplus capital to shareholders.

Summary
Our strong foundations, differentiated business model and strategic capabilities combined with the new strategic plan announced today and a highly engaged team positions us well to succeed in a digital world and continue to help Britain prosper.

António Horta-Osório
Group Chief Executive

CHIEF FINANCIAL OFFICER’S REVIEW OF FINANCIAL PERFORMANCE

Strong financial performance with improved profit and returns on both statutory and underlying bases
The Group’s statutory profit before tax was £5,275 million, 24 per cent higher than in 2016 driven by increased underlying profit and lower volatility and other items which more than offset the increased PPI charge. Statutory profit after tax increased by 41 per cent to £3,547 million (2016: £2,514 million) and the return on tangible equity was 8.9 per cent.

Underlying profit was £8,493 million, 8 per cent higher than 2016 with higher income and positive operating jaws. The underlying return on tangible equity increased to 15.6 per cent. Underlying profit in the fourth quarter was £1,926 million, 7 per cent higher than the same period in 2016 with a 5 per cent increase in net income.

The balance sheet remains strong and the Group generated 245 basis points of CET1 capital in the year. The pro forma CET1 ratio at 31 December 2017 after accruing for ordinary dividends and allowing for the share buyback was 13.9 per cent compared to 13.0 per cent (pro forma after dividends and adjusting for MBNA) at 31 December 2016. The pro forma leverage ratio increased to 5.4 per cent (31 December 2016: 5.3 per cent) and tangible net assets per share were 53.3 pence.

Given the strong capital generation in the year, the Board has recommended a final ordinary dividend of 2.05 pence per share, making a total ordinary dividend of 3.05 pence per share, an increase of 20 per cent on 2016 and in line with our progressive and sustainable ordinary dividend policy. In addition, the Board intends to implement a share buyback of up to £1 billion, equivalent to up to 1.4 pence per share.

Total income

	2017	2016	Change
	£ million	£ million	%

Net interest income	12,320	11,435	8
Other income	6,205	6,065	2
Total income	18,525	17,500	6
Operating lease depreciation1	(1,053)	(895)	(18)
Net income	17,472	16,605	5

Banking net interest margin	2.86%	2.71%	15bp
Average interest-earning assets	£434.9bn	£435.9bn	–

1	Net of profits on disposal of operating lease assets of £32 million (2016: £58 million).

Net income of £17,472 million was 5 per cent higher than in 2016 with an 8 per cent increase in net interest income, which included £430 million from MBNA, and a 2 per cent increase in other income, while operating lease depreciation increased 18 per cent reflecting fleet growth in Lex Autolease.

Net interest income increased by £885 million to £12,320 million. The net interest margin increased by 15 basis points to 2.86 per cent reflecting lower deposit and wholesale funding costs, which more than offset continued pressure on asset margins and also included a 7 basis points benefit from MBNA. Average interest-earning assets were broadly unchanged with reductions in run-off, global corporates and the closed mortgage book offset by MBNA.

The Group expects the net interest margin for 2018 to be around 2.90 per cent, in line with the margin of 2.90 per cent in the fourth quarter of 2017.

The Group manages the risk to its earnings and capital from movements in interest rates centrally by hedging the net liabilities which are stable or less sensitive to movements in rates. These liabilities include certain current account and savings balances, together with the Group’s equity. As at 31 December 2017 the Group’s hedge had a nominal balance of £165 billion (31 December 2016: £111 billion), broadly in line with the underlying hedgeable balances. The hedge had an average duration of around 3 years and a fixed earnings rate of approximately 1.1 per cent over LIBOR (2016: 1.6 per cent). The benefit from the hedge in the year was £1.9 billion over LIBOR (2016: £1.7 billion).

Other income was £6,205 million, an increase of 2 per cent in the year. The increase reflected continued growth in the Lex Autolease business, the £146 million gain on sale of the Group’s interest in Vocalink and £274 million (2016: £112 million) of gains from the sale of £14 billion of gilts and other available-for-sale assets (2016: c.£5 billion). The increase was partly offset by lower income from the run-off portfolio and reduced income from bulk annuities reflecting the timing of transactions.

Operating costs

	2017	2016	Change
	£ million	£ million	%

Operating costs	8,184	8,093	(1)
Cost:income ratio	46.8%	48.7%	(1.9)pp
Operating jaws	4%
Simplification savings annual run-rate	1,422	947

Operating costs at £8,184 million increased slightly during the year, but excluding MBNA costs of £135 million fell 1 per cent. Savings from Simplification more than offset increased investment in the business and inflation.

In 2017 the Group continued to focus on tight cost control while investing significant amounts in developing its digital capability, improving the branch network and simplifying processes. The Simplification programme has achieved the annual run-rate savings target of £1.4 billion since 2014, ahead of the original £1 billion target.

Our market leading cost:income ratio continues to provide competitive advantage and improved further to 46.8 per cent with positive operating jaws of 4 per cent.

The Group expects operating costs of less than £8 billion in 2020; the Group also expects the cost:income ratio to improve every year and reach the low 40s exiting 2020, including future remediation costs.

Impairment
	2017	2016	Change
	£ million	£ million	%

Impairment charge	795	645	(23)
Asset quality ratio	0.18%	0.15%	3bp
Gross asset quality ratio	0.28%	0.28%	–

	At 31 Dec	At 31 Dec	Change
	2017	2016

Impaired loans as a % of closing advances	1.6%	1.8%	(0.2)pp
Provisions as a % of impaired loans	45.6%	43.4%	2.2pp

Asset quality remains strong with portfolios continuing to benefit from the Group’s proactive approach to risk management, continued low interest rates and a resilient UK economy.

The impairment charge increased to £795 million from £645 million in 2016, reflecting lower releases and write-backs and the consolidation of MBNA. The asset quality ratio increased from 15 basis points to 18 basis points reflecting the expected lower provision write-backs and releases while the gross asset quality ratio was stable year-on-year at 28 basis points including the 2 basis points impact of MBNA in 2017.

The Group expects an asset quality ratio of around 35 basis points through the cycle and less than 30 basis points through the plan period and in 2018. The Group continues to expect the asset quality to remain strong but with further reductions in releases and write-backs, however, following the implementation of IFRS 9, the Group anticipates some additional volatility in impairment.

Total impaired loans fell by £0.7 billion to £7.8 billion (31 December 2016: £8.5 billion) and represent 1.6 per cent of closing advances to customers (31 December 2016: 1.8 per cent). Provisions as a percentage of impaired loans increased to 45.6 per cent (31 December 2016: 43.4 per cent).

Overall credit performance in the UK Retail mortgage book remains stable. The average indexed loan to value (LTV) improved to 43.6 per cent (31 December 2016: 44.0 per cent) and the value of lending with an indexed LTV of greater than 80 per cent fell to £30.7 billion (31 December 2016: £32.4 billion). Impaired loans as a percentage of closing advances were 1.3 per cent (31 December 2016: 1.4 per cent).

The UK Motor Finance book continues to benefit from conservative residual values and prudent provisioning and impaired loans as a percentage of closing advances were stable at 1.0 per cent. The credit card book also continued to perform strongly with the MBNA portfolio performing in line with the Group’s expectations. Impaired credit card balances as a percentage of closing advances improved to 2.3 per cent (31 December 2016: 3.1 per cent).

The Commercial Banking portfolio continues to benefit from effective risk management, a resilient economic environment and continued low interest rates. Impaired loans as a percentage of closing advances reduced to 1.9 per cent (31 December 2016: 2.1 per cent).

Statutory profit
	2017	2016	Change
	£ million	£ million	%

Underlying profit	8,493	7,867	8
Volatility and other items
Enhanced Capital Notes	–	(790)
Market volatility and asset sales	279	439
Amortisation of purchased intangibles	(91)	(340)
Restructuring costs	(621)	(622)
Fair value unwind and other	(270)	(231)
	(703)	(1,544)
PPI provision	(1,650)	(1,000)
Other conduct provisions	(865)	(1,085)
Statutory profit before tax	5,275	4,238	24
Tax expense	(1,728)	(1,724)	–
Profit for the year	3,547	2,514	41

Statutory profit before tax increased 24 per cent to £5,275 million (2016: £4,238 million) driven by higher underlying profit and lower volatility and other items. Statutory profit after tax increased by 41 per cent to £3,547 million (2016: £2,514 million).

The charge of £790 million for Enhanced Capital Notes in 2016 represented the write-off of the embedded derivative and premium paid on redemption of the remaining notes.

Market volatility and asset sales of £279 million included positive insurance volatility of £286 million. The credit of £439 million in 2016 included the £484 million gain on sale of the Group’s interest in Visa Europe.

Amortisation of purchased intangibles was lower at £91 million (2016: £340 million) as certain intangible assets are now fully amortised.

Restructuring costs were £621 million (2016: £622 million) and included costs relating to the Simplification programme, the rationalisation of the non-branch property portfolio, implementation of the ring-fencing requirements and MBNA integration costs.

The PPI charge of £1,650 million included an additional £600 million in the fourth quarter reflecting an increase in expected weekly complaints from 9,000 to 11,000, which is the average level of complaints for the last nine months. The outstanding balance sheet provision at 31 December 2017 was £2.4 billion.

The other conduct provisions of £865 million included an additional £325 million charged in the fourth quarter which covers a number of items including packaged bank accounts, arrears handling and smaller legacy issues.

Taxation
The tax expense was £1,728 million (2016: £1,724 million) representing an effective tax rate of 33 per cent (2016: 41 per cent). The high effective tax rate largely reflects the restrictions on deductibility of conduct provisions and the banking surcharge. The effective tax rate of 41 per cent in 2016 was higher as it also included the negative impact on the net deferred tax asset of both the change in corporation tax rate and the expected utilisation by the insurance business. The Group expects the effective tax rate to reduce to around 25 per cent by 2020.

Return on tangible equity
The underlying return on tangible equity increased to 15.6 per cent (2016: 14.1 per cent) primarily reflecting increased underlying profit. The return on tangible equity was 8.9 per cent up from 6.6 per cent in 2016, reflecting the increase in statutory profit after tax.

Going forward the Group remains confident in its future prospects and expects the return on tangible equity to trend towards the underlying level and expects to generate a statutory return on tangible equity of between 14.0 and 15.0 per cent in 2019, on a higher capital base.

Balance sheet
	At 31 Dec	At 31 Dec	Change
	2017	2016	%

Loans and advances to customers1	£456bn	£450bn	1
Customer deposits2	£416bn	£413bn	1
Loan to deposit ratio	110%	109%	1pp

Wholesale funding	£101bn	£111bn	(9)
Wholesale funding <1 year maturity	£29bn	£35bn	(19)
Of which money-market funding <1 year maturity3	£15bn	£14bn	6
Liquidity coverage ratio – eligible assets	£121bn	£121bn	–

1	Excludes reverse repos of £16.8 billion (31 December 2016: £8.3 billion).
2	Excludes repos of £2.6 billion (31 December 2016: £2.5 billion).
3	Excludes balances relating to margins of £2.1 billion (31 December 2016: £3.2 billion) and settlement accounts of £1.5 billion (31 December 2016: £1.8 billion).

Loans and advances to customers increased by 1 per cent to £456 billion compared with £450 billion at 31 December 2016 mainly due to the acquisition of the MBNA prime credit card portfolio (£8 billion), growth in the open mortgage book, UK Motor Finance and SME, partly offset by reductions in run-off and the closed mortgage book.

The loan to deposit ratio was broadly stable at 110 per cent. Wholesale funding reduced by 9 per cent to £101 billion compared with £111 billion at 31 December 2016. In addition, the Group made use of central bank funding schemes and by the end of 2017 the Group had fully utilised its £20 billion capacity from the Bank of England’s Term Funding Scheme.

The Group’s liquidity surplus exceeds the regulatory minimum and internal risk appetite with a Liquidity Coverage Ratio of 127 per cent based on the EU Delegated Act at 31 December 2017.

Capital ratios and risk-weighted assets
	At 31 Dec	At 31 Dec	Change
	2017	2016	%

Pro forma CET1 ratio pre dividend and share buyback1	15.5%	14.1%	1.4pp
Pro forma CET1 ratio post dividend1,2	14.4%	13.0%	1.4pp
Pro forma CET1 ratio post dividend and share buyback1	13.9%	13.0%	0.9pp
Transitional tier 1 capital ratio2	17.2%	17.0%	0.2pp
Transitional total capital ratio2	21.2%	21.4%	(0.2)pp
Pro forma UK leverage ratio1,2,3	5.4%	5.3%	0.1pp
Risk-weighted assets	£211bn	£216bn	(2)

Shareholders’ equity	£44bn	£43bn	1
Tangible net assets per share pre dividend4,5	56.5p	54.8p	1.7p
Tangible net assets per share5	53.3p	54.8p	(1.5)p

1
The CET1 and leverage ratios at 31 December 2017 and 2016 are reported on a pro forma basis, reflecting the dividends paid by the Insurance business in February 2018 and February 2017, respectively, in relation to prior year earnings. In addition the CET1 ratios at 31 December 2016 have been adjusted for the acquisition of MBNA.

2	The 2017 capital and leverage ratios do not, unless otherwise indicated, recognise the share buyback as this will be reflected in 2018.
3	Calculated in accordance with the UK Leverage Ratio Framework. Excludes qualifying central bank claims.
4	Pre final 2016 and interim 2017 dividends.
5	Tangible net assets per share at 31 December 2016 equivalent to 53.4 pence after adjusting for the impact of MBNA.

The Group’s CET1 ratio has strengthened to 15.5 per cent on a pro forma basis before ordinary dividends and the share buyback. After ordinary dividends and allowing for the share buyback, the CET1 ratio remains strong at 13.9 per cent.

The Group generated 245 basis points of CET1 capital (pre ordinary dividends and share buyback) in the year. This included c.250 basis points from underlying capital generation; the Group also had a benefit of c.80 basis points from the reduction in risk-weighted assets and c.40 basis points from market and other movements, which were offset by the c.120 basis point impact of conduct provisions.

The Group remains highly capital generative and continues to expect ongoing capital generation of 170 to 200 basis points per annum.

As reported in the Q3 IMS, the Group’s Pillar 2A CET1 requirement has increased by 0.5 per cent to 3 per cent. In addition, the Countercyclical Capital Buffer on UK exposures will be introduced during 2018 and the Systemic Risk Buffer will come into effect in early 2019. The Group is also pleased to announce that the PRA has now completed its annual review of the Group’s PRA Buffer requirement. As a consequence, the Board’s view of the level of CET1 capital required is c.13 per cent plus a management buffer of around 1 per cent. The Group’s CET1 ratio as at 31 December 2017, including the Insurance dividend and after the ordinary dividend and allowing for the share buyback, was 13.9 per cent.

The Group’s total capital ratio remains strong at 21.2 per cent which, when combined with eligible senior unsecured securities issued by Lloyds Banking Group plc, has left the Group well positioned to meet its Minimum Requirement for Own Funds and Eligible Liabilities (MREL) from 2020.

The leverage ratio on a pro forma basis increased to 5.4 per cent (31 December 2016: 5.3 per cent), largely reflecting both the increase in fully loaded tier 1 capital and reductions in balance sheet assets.

Tangible net assets per share at 31 December 2016 was 54.8 pence, or 53.4 pence after adjusting for the acquisition of MBNA. The movement from the adjusted 2016 tangible net assets per share to 53.3 pence at 31 December 2017 comprises an increase of 3.1 pence due to the strong financial performance offset by a reduction of 3.2 pence for dividends paid during the year.

Dividend
The Board has recommended a final ordinary dividend of 2.05 pence per share. This is in addition to the interim ordinary dividend of 1.0 pence per share that was announced at the 2017 half year results. The total ordinary dividend per share for 2017 of 3.05 pence per share has increased by 20 per cent from 2.55 pence per share in 2016.

The Board continues to give due consideration at each year end to the return of any surplus capital and for 2017, the Board intends to implement a share buyback of up to £1 billion, equivalent to up to 1.4 pence per share. This represents the return of capital over and above the Board’s view of the current level of capital required to grow the business, meet regulatory requirements and cover uncertainties. The share buyback programme will commence in March 2018 and is expected to be completed during the next 12 months.

Given the total ordinary dividend of 3.05 pence per share and the intended share buyback, equivalent to up to 1.4 pence per ordinary share, the total capital return for 2017 will be up to 4.45 pence per share, an increase of up to 46 per cent on the prior year, equivalent to up to £3.2 billion.

In prior years, the Board has distributed surplus capital by means of a special dividend. The Board’s current preference is to return surplus capital by way of a buyback programme given the amount of surplus capital (£1 billion in 2017 versus £350 million in 2016), the normalisation of ordinary dividends, our return to full private ownership and the flexibility that a buyback programme offers.

The Group intends to maintain a progressive and sustainable ordinary dividend policy. The rate of growth of the ordinary dividend will be decided by the Board in light of circumstances at the time and, having grown very significantly in the last three years, going forward the ordinary dividend is likely to grow at a more normalised rate, whilst being supplemented by buybacks or special dividends.

Pensions
The Group’s defined benefit schemes have been significantly derisked over recent years, including being materially hedged for both interest rates and inflation.

Terms have now been agreed in principle with the Trustee in respect of the valuations of the Group’s three main defined benefit pension schemes. The valuations showed an aggregate ongoing funding deficit of £7.3 billion as at 31 December 2016 (£5.2 billion deficit at 30 June 2014). The increase in the ongoing deficit over the period was mainly driven by lower gilt yields, offset primarily by hedging and asset returns.

Under the previous recovery plans, deficit contributions were committed of £0.3 billion in 2018 and 2019 and c.£0.9 billion per annum thereafter. Under the new recovery plans, deficit contributions of £0.4 billion are payable in 2018, £0.6 billion in 2019, £0.8 billion in 2020 and £1.3 billion per annum from 2021 to 2024. The Group also continues to provide security to these pension schemes, with corporate guarantees and collateral pledged, while also making additional annual contributions for future service. All of the Group’s defined benefit pension schemes will be located within the ring-fenced bank and these revised contributions are included in the Group’s latest capital guidance.

Ring-fencing
The Group is making good progress with the implementation of its ring-fencing programme, including the establishment of the non ring-fenced bank, Lloyds Bank Corporate Markets plc (LBCM), and remains on track to meet the legal and regulatory requirements by 1 January 2019. As a predominantly UK retail and commercial bank, the impact on the Group is relatively limited, with minimal impact for the majority of the Group’s retail and commercial customers.

Over the course of 2018, in order to comply with the ring-fencing legislation, certain businesses will be transferred out of Lloyds Bank plc and its subsidiaries to other parts of the Group, by means of statutory or contractual transfers. This will include the transfer of certain wholesale and international businesses to Lloyds Bank Corporate Markets and the transfer of Scottish Widows Group and other insurance subsidiaries to Lloyds Banking Group plc.

Due to the Group’s UK retail and commercial focus, the vast majority of the Group’s business will continue to be held by Lloyds Bank plc and its subsidiaries (together the ring-fenced bank) and as a result these transfers will not have a material impact on the financial strength of Lloyds Bank plc.

IFRS 9
The Group implemented IFRS 9 (Financial Instruments) on 1 January 2018. The adoption of the new Standard resulted in a reduction in shareholders’ equity of £1.2 billion largely reflecting an increase in impairment provisions of £1.3 billion. The impact on the Group’s CET1 capital ratio before transitional relief at 1 January 2018 was a reduction of c.30 basis points after taking account of the offset against regulatory expected losses. After transitional relief the impact was c.1 basis point.

Other matters
In 2014 the FCA removed the requirement to publish quarterly interim management statements, however the Group has continued to publish detailed statements. Going forward, given the simple and more stable nature of the Group’s business, we will review the length and content of the Q1 and Q3 interim management statements.

UNDERLYING BASIS – SEGMENTAL ANALYSIS

				Run-off and
		Commercial	Insurance	Central
2017	Retail	Banking	and Wealth	items	Group
	£m	£m	£m	£m	£m

Net interest income	8,706	3,086	133	395	12,320
Other income	2,217	1,761	1,846	381	6,205
Total income	10,923	4,847	1,979	776	18,525
Operating lease depreciation	(946)	(44)	–	(63)	(1,053)
Net income	9,977	4,803	1,979	713	17,472
Operating costs	(4,857)	(2,199)	(1,040)	(88)	(8,184)
Impairment	(717)	(115)	–	37	(795)
Underlying profit	4,403	2,489	939	662	8,493

Banking net interest margin	2.61%	3.54%			2.86%
Average interest-earning banking assets	£337.4bn	£86.0bn	£0.8bn	£10.7bn	£434.9bn
Asset quality ratio	0.21%	0.12%			0.18%
Return on risk-weighted assets	4.92%	2.82%			3.95%
Loans and advances to customers1	£339.7bn	£100.0bn	£0.8bn	£15.2bn	£455.7bn
Customer deposits2	£253.1bn	£147.6bn	£13.8bn	£1.0bn	£415.5bn
Risk-weighted assets	£90.8bn	£85.6bn	£1.3bn	£33.2bn	£210.9bn

20163

Net interest income	8,073	2,934	80	348	11,435
Other income	2,162	1,756	1,939	208	6,065
Total income	10,235	4,690	2,019	556	17,500
Operating lease depreciation	(775)	(105)	–	(15)	(895)
Net income	9,460	4,585	2,019	541	16,605
Operating costs	(4,748)	(2,189)	(1,046)	(110)	(8,093)
Impairment	(654)	(17)	–	26	(645)
Underlying profit	4,058	2,379	973	457	7,867

Banking net interest margin	2.47%	3.36%			2.71%
Average interest-earning banking assets	£334.5bn	£89.9bn	£0.8bn	£10.7bn	£435.9bn
Asset quality ratio	0.20%	0.02%			0.15%
Return on risk-weighted assets	4.85%	2.45%			3.55%
Loans and advances to customers2	£330.8bn	£101.6bn	£0.8bn	£16.5bn	£449.7bn
Customer deposits2	£256.5bn	£141.3bn	£13.8bn	£1.4bn	£413.0bn
Risk-weighted assets	£84.6bn	£92.6bn	£1.7bn	£36.6bn	£215.5bn

1	Excludes reverse repos of £16.8 billion (31 December 2016: £8.3 billion).
2	Excludes repos of £2.6 billion (31 December 2016: £2.5 billion).
3	Restated. See basis of presentation on the inside front cover.

UNDERLYING BASIS – QUARTERLY INFORMATION

	Quarter	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended	ended
	31 Dec	30 Sept	30 June	31 Mar	31 Dec
	2017	2017	2017	2017	2016
	£m	£m	£m	£m	£m

Net interest income	3,203	3,192	2,997	2,928	2,805
Other income	1,429	1,428	1,866	1,482	1,545
Total income	4,632	4,620	4,863	4,410	4,350
Operating lease depreciation	(284)	(274)	(263)	(232)	(226)
Net income	4,348	4,346	4,600	4,178	4,124
Operating costs	(2,165)	(2,001)	(2,050)	(1,968)	(2,134)
Impairment	(257)	(270)	(141)	(127)	(196)
Underlying profit	1,926	2,075	2,409	2,083	1,794
Volatility and other items	(221)	(124)	(129)	(229)	(346)
PPI provision	(600)	–	(700)	(350)	–
Other conduct provisions	(325)	–	(340)	(200)	(475)
Statutory profit before tax	780	1,951	1,240	1,304	973

Banking net interest margin	2.90%	2.90%	2.83%	2.80%	2.68%
Average interest-earning banking assets	£439.2bn	£438.3bn	£431.0bn	£430.9bn	£434.0bn
Cost:income ratio	49.8%	46.0%	44.6%	47.1%	51.7%
Asset quality ratio	0.23%	0.24%	0.13%	0.12%	0.17%

DIVISIONAL RESULTS
RETAIL
Retail offers a broad range of financial service products, including current accounts, savings, mortgages, credit cards, motor finance and unsecured loans to personal and business banking customers. Its aim is to be the best bank for customers in the UK, by building deep and enduring relationships that deliver value to customers, and by providing them with greater choice and flexibility. Retail operates a multi-brand and multi-channel strategy and continues to simplify the business and provide more transparent products, helping to improve service levels and reduce conduct risks, whilst working within a prudent risk appetite.

Progress against strategic priorities
Creating the best customer experience
●
Delivered a new approach to current account overdrafts that is simple, clear and puts customers in control as well as redesigning the account opening journey to reduce account opening times.

●
Largest UK digital bank with 13.4 million active online users including 9.3 million mobile users.

●
Now able to provide bespoke financial support to customers suffering from cancer, following training from Macmillan.

●
Retail complaint volumes (excluding PPI) down 17 per cent compared to 2016.

Becoming simpler and more efficient
●
Maintained the UK’s largest branch network, with 21 per cent market share. Responding to changing customer usage and preferences resulted in an overall net reduction in branches, the introduction of new branch formats in selected locations and an increase in mobile branches to 28, supporting 169 communities.

●
Improved digital capability simplifying processes for customers:
o
Rolled out over 4,440 iPad Pros across our branches, integrating the multi-channel customer experience
o
Simplified online processes for mortgage intermediaries to offer a faster service
o
Customers now able to check both loan and credit card eligibility up front

Delivering sustainable growth
●
Successfully completed the acquisition of MBNA from Bank of America, consolidating the Group’s position as Britain’s largest prime credit card issuer, with 25 per cent market share of balances.

●
Continued to support first-time home buyers, lending £13 billion compared to the £10 billion target.

●
Supported over 124,000 start-up businesses, exceeding the commitment to support 100,000.

●
Lex Autolease exceeded its five year ambition to grow its fleet by 100,000 vehicles, cementing its position as the UK’s leading vehicle leasing company.

Financial performance
●
2017 results include completion of the acquisition of MBNA on 1 June. MBNA has performed ahead of expectations and generated incremental income of £448 million, operating costs of £135 million and impairments of £118 million.

●
Underlying profit increased 9 per cent to £4,403 million.

●
Net interest income increased 8 per cent (3 per cent excluding MBNA) reflecting a 14 basis points improvement in net interest margin, driven by deposit repricing offsetting mortgage margin pressures.

●
Other income was 3 per cent higher, driven by fleet growth in Lex Autolease. Operating lease depreciation increased reflecting fleet growth and increased conservatism in residual value management.

●
Operating costs increased 2 per cent to £4,857 million. Excluding MBNA, costs decreased by 1 per cent driven by efficiency savings partly offset by increased investment spend and pay related growth.

●
Impairment charges increased 10 per cent to £717 million. Excluding MBNA, impairments were £55 million lower than in 2016, reflecting the resilient economic environment. Asset quality ratio excluding MBNA was down 2 basis points.

●
Loans and advances to customers were up 3 per cent to £339.7 billion (including MBNA £8 billion) driven by the Black Horse business and growth in the open mortgage book, up £1.0 billion to £267.1 billion.

●
Customer deposits were down 1 per cent to £253.1 billion, with a continued reduction in tactical balances.

●
Risk-weighted assets increased by £6.2 billion to £90.8 billion following the acquisition of MBNA.

Performance summary
	2017	20161	Change
	£m	£m	%

Net interest income	8,706	8,073	8
Other income	2,217	2,162	3
Total income	10,923	10,235	7
Operating lease depreciation	(946)	(775)	(22)
Net income	9,977	9,460	5
Operating costs	(4,857)	(4,748)	(2)
Impairment	(717)	(654)	(10)
Underlying profit	4,403	4,058	9

Banking net interest margin	2.61%	2.47%	14bp
Average interest-earning banking assets	£337.4bn	£334.5bn	1
Asset quality ratio	0.21%	0.20%	1bp
Impaired loans as % of closing advances	1.4%	1.5%	(0.1)pp
Return on risk-weighted assets	4.92%	4.85%	7bp

	At 31 Dec	At 31 Dec
	2017	20161	Change
	£bn	£bn	%

Open mortgage book	267.1	266.1	–
Closed mortgage book	23.6	26.7	(12)
Credit cards	18.1	9.7	87
Loans	7.9	7.7	3
UK Motor Finance	13.6	11.4	19
Europe2	7.1	6.3	13
Other	2.3	2.9	(21)
Loans and advances to customers	339.7	330.8	3
Operating lease assets	4.7	4.1	15
Total customer assets	344.4	334.9	3

Relationship balances	240.0	239.3	–
Tactical balances	13.1	17.2	(24)
Customer deposits	253.1	256.5	(1)

Risk-weighted assets	90.8	84.6	7

1	Restated. See basis of presentation on the inside front cover.
2	Includes the Netherlands mortgage lending business.

COMMERCIAL BANKING

Commercial Banking has a client-led, low risk, capital efficient strategy, helping UK-based clients and international clients with a link to the UK. Through its four client facing segments – SME, Mid Markets, Global Corporates and Financial Institutions – it provides clients with a range of products and services such as lending, transactional banking, working capital management, risk management and debt capital markets services.

Progress against strategic priorities
Commercial Banking delivered a return on risk-weighted assets of 2.82 per cent in 2017, exceeding the commitment of a return of 2.40 per cent, while continuing to focus on improving the client experience and grow lending in key client segments.

Creating the best customer experience
●
Awarded Business Bank of the Year at the FDs’ Excellence Awards for the 13th consecutive year; scoring highest against peers across all assessment criteria; service, relationship managers and value for money.
●
Supported c.6,800 clients in 2017 to export for the first time and helped clients break into new markets through the International Trade Portal.

Becoming simpler and more efficient
●
Over 16,000 SME business accounts opened using the transformed end-to-end process in 2017.
●
The transformed process includes additional digital functionality, such as the option to review and approve banking agreements online and upload signatures.

Delivering sustainable growth
●
Following the launch of the Green Loan Initiative in 2016, the Group has provided in excess £0.5 billion of green lending, improving the energy efficiency of over 5 million square feet of real estate.
●
Exceeded the £4 billion Helping Britain Prosper funding commitment for manufacturing businesses, for the four years to 2017. In addition, continued to support the Lloyds Bank Advanced Manufacturing Training Centre, investing £1 million a year since 2014; and to date have trained over 500 manufacturing graduates, engineers and apprentices, building towards the target of 1,000 by 2020.
●
SME lending up 2 per cent, outperforming the market and providing valuable support to the economy.

Financial performance
●
Underlying profit increased 5 per cent to £2,489 million, driven by income growth and active cost management, delivering improvement in cost:income ratio to 45.8 per cent.
●
Return on risk-weighted assets of 2.82 per cent, reflecting proactive portfolio optimisation and increased profit.
●
Income increased by 3 per cent to £4,847 million with broad based franchise growth.
●
Net interest margin increased 18 basis points to 3.54 per cent as a result of lower funding costs.
●
Other income resilient at £1,761 million (2016: £1,756 million), with fewer significant transactions in the second half of the year and reduced client activity compared to 2016.
●
Operating lease depreciation reduced due to lower accelerated charges compared with 2016.
●
Continued investment in the business offset by efficiencies, leading to flat operating costs.
●
The increase in impairment charge to £115 million and asset quality ratio to 12 basis points is due to a lower level of write-backs and provision releases and also includes a single large corporate impairment.
●
Loans and advances decreased 2 per cent to £100.0 billion, with year-on-year lending growth of 2 per cent in SME remaining at above market growth levels, offset by reductions in Global Corporates.
●
Deposits increased by 4 per cent to £147.6 billion, with continued momentum in attracting high quality transactional banking deposits.
●
Continued portfolio optimisation, including capital efficient securitisation activity, to achieve an 8 per cent reduction in risk-weighted assets to £85.6 billion.

Performance summary

	2017	20161	Change
	£m	£m	%

Net interest income	3,086	2,934	5
Other income	1,761	1,756	–
Total income	4,847	4,690	3
Operating lease depreciation	(44)	(105)	58
Net income	4,803	4,585	5
Operating costs	(2,199)	(2,189)	–
Impairment charge	(115)	(17)
Underlying profit	2,489	2,379	5

Banking net interest margin	3.54%	3.36%	18bp
Average interest-earning banking assets	£86.0bn	£89.9bn	(4)
Asset quality ratio	0.12%	0.02%	10bp
Impaired loans as % of closing advances	1.9%	2.1%	(0.2)pp
Return on risk-weighted assets	2.82%	2.45%	37bp

	At 31 Dec	At 31 Dec
	2017	20161	Change
	£bn	£bn	%

SME	30.7	30.2	2
Mid Corporates	19.9	19.5	2
Other Mid Markets	14.3	15.0	(5)
Mid Markets	34.2	34.5	(1)
Other2	41.8	43.4	(4)
Loans sold to Insurance business3	(6.7)	(6.5)
Loans and advances to customers	100.0	101.6	(2)

Customer deposits	147.6	141.3	4
Risk-weighted assets	85.6	92.6	(8)

1	Restated. See basis of presentation on the inside front cover.
2	Mainly lending to Global Corporates and Financial Institutions clients.
3
The customer segment balances include lower risk loans that were originated by Commercial Banking and subsequently sold to the Insurance business to back annuitant liabilities. These loans are reported in Central items but have been included in this table to aid comparison with prior periods.

INSURANCE AND WEALTH
Insurance and Wealth offers insurance, investment and wealth management products and services. It supports over 9 million customers with total customer assets under administration of £145 billion and annualised annuity payments to customers in retirement of c.£1 billion. The division’s strategic aim is to be the best insurer and wealth management business in the UK. It is committed to providing trusted, value for money products and services to meet the needs of its customers.

Progress against strategic priorities
The Group continues to direct significant investment towards developing Insurance and Wealth, seeking to grow in areas where it has competitive advantage and is under-represented, for the benefit of both customers and shareholders.

Creating the best customer experience
●
Scottish Widows won ‘Company of the Year’ and 5 star service awards in individual categories of Life and Pensions and Investments at the Financial Adviser Service Awards 2017.
●
Home insurance net promoter scores increased by 10 per cent and life, pensions and investments by 13 per cent.
●
Improved the Wealth customer experience, through reduction in time taken to provide customer advice by up to 40 per cent, which allows the Group to help more customers.

Becoming simpler and more efficient
●
Simplifying insurance systems and processes through long-term partnerships with Diligenta and Jardine Lloyd Thomson, enabling customers to better manage their policies with Scottish Widows.
●
Following its launch in 2016, the employer digital service now reaches all eligible workplace schemes, significantly reducing processing time for monthly pension scheme management.

Delivering sustainable growth
●
Announced the acquisition of Zurich’s UK workplace pensions and savings business, which has customer funds of £21 billion and c.595,000 customers. The acquisition will enhance Scottish Widows’ current offering, giving a strong platform on which to develop the next stage of its strategy in financial planning and retirement.
●
Helping Britain prosper by funding £670 million of long duration loans in the year to finance affordable housing, infrastructure and commercial real estate projects whilst supporting a growing annuitant portfolio.
●
Since market entry in 2015, we have written £2.5 billion of bulk annuity business (of which £0.6 billion in 2017) and continue to see significant demand from UK defined benefit pension schemes using bulk annuities to manage risk.
●
Workplace, planning and retirement customer assets under administration increased by 15 per cent to £43 billion reflecting net inflows and positive market movements.
●
Wealth customer assets increased by 7 per cent to £25 billion, reflecting positive market movements.

Financial performance
●
Income in insurance and overall costs remained flat, with higher investment costs offset by lower business as usual costs. Underlying profit has decreased by 3 per cent to £939 million as a result of lower Wealth income.
●
Total life and pensions sales increased by 12 per cent, driven by 29 per cent increase across workplace, planning and retirement and protection, partly offset by lower bulk annuity sales where we have maintained a strong pricing discipline whilst actively quoting in a very competitive market.
●
The total underwritten household premiums decreased by 12 per cent reflecting the highly competitive marketplace, despite achieving an increase in underwritten new business premiums of 12 per cent supported by the new flexible Direct proposition launched during 2016.

Insurance capital
●
Estimated pre final dividend Solvency II ratio is unchanged at 160 per cent (31 December 2016: 160 per cent) and represents the shareholder view of Solvency II surplus. The ratio reflects in-year earnings, capital management actions and favourable market movements offset by capital invested in new business and dividends paid in the year.
●
Capital management actions include successful conclusion of a £1.3 billion annuitant longevity reinsurance transaction with Prudential Insurance Company of America.
●
Estimated excess capital of £890 million was generated in 2017 from which dividends totalling £575 million were paid in the year with a further dividend of £600 million paid to the Group in February 2018.

Performance summary
	2017	20161	Change
	£m	£m	%

Net interest income	133	80	66
Other income	1,846	1,939	(5)
Total income	1,979	2,019	(2)
Operating costs	(1,040)	(1,046)	1
Underlying profit	939	973	(3)

Life and pensions sales (PVNBP)2	9,951	8,919	12
General insurance underwritten new GWP3	84	75	12
General insurance underwritten total GWP3	733	831	(12)
General insurance combined ratio	87%	85%	2pp

	At 31 Dec	At 31 Dec
	2017	20161	Change
	£bn	£bn	%

Insurance Solvency II ratio4	160%	160%	–
Wealth loans and advances to customers	0.8	0.8	–
Wealth customer deposits	13.8	13.8	–
Wealth risk-weighted assets	1.3	1.7	(24)
Total customer assets under administration	145.4	137.8	6

Income by product group
	2017			20161
	New	Existing		New	Existing
	business	business	Total	business	business	Total
	£m	£m	£m	£m	£m	£m

Workplace	107	96	203	123	103	226
Planning and retirement	95	91	186	109	95	204
Bulk annuities	54	26	80	121	16	137
Protection	13	20	33	19	17	36
Longstanding LP&I	12	440	452	9	441	450
	281	673	954	381	672	1,053
Life and pensions experience and other items			358			202
General insurance			298			354
			1,610			1,609
Wealth			369			410
Total income			1,979			2,019

1	Restated. See basis of presentation on the inside front cover.
2	Present value of new business premiums.
3	Gross written premiums.
4	Equivalent regulatory view of ratio (including With Profits funds) is 154 per cent at 31 December 2017 (31 December 2016: 154 per cent).

Excluding bulk annuities and 2016 with profits fund annuity transfer within planning and retirement, new business income remains stable, reflecting lower margins as a result of the competitive environment and strengthening of underlying assumptions. Existing business income is flat with positive impact of economics offset by legacy products run-off.

Experience and other items contributed a net benefit of £358 million (2016: £202 million), including benefits as a result of changes to longevity assumptions. These include both experience in the annuity portfolio and the adoption of a new industry model reflecting an updated view of future life expectancy.

RUN-OFF AND CENTRAL ITEMS

RUN-OFF
	2017	2016	Change
	£m	£m	%

Net interest income	(91)	(110)	17
Other income	42	120	(65)
Total income	(49)	10
Operating lease depreciation	(63)	(15)
Net income	(112)	(5)
Operating costs	(54)	(77)	30
Impairment release	41	26	58
Underlying loss	(125)	(56)

	At 31 Dec	At 31 Dec
	2017	2016	Change
	£bn	£bn	%

Loans and advances to customers	8.1	9.6	(16)
Total assets	9.1	11.3	(19)
Risk-weighted assets	7.3	8.5	(14)

The lower income and costs reflect further reductions in the run-off portfolios. The run-off portfolio largely comprises the Group’s Irish mortgage book and a number of other corporate and specialist finance portfolios.

CENTRAL ITEMS
	2017	20161
	£m	£m

Total income	825	546
Costs	(34)	(33)
Impairment	(4)	–
Underlying profit	787	513

1	Restated. See basis of presentation on the inside front cover.

Central items includes income and expenditure not attributed to divisions, including the costs of certain central and head office functions and the Group’s private equity business, Lloyds Development Capital.

Total income increased to £825 million (2016: £546 million) largely as a result of the gains on sales of liquid assets including gilts of £274 million (2016: £112 million) and the gain of £146 million on the sale of the Group’s interest in Vocalink.

OTHER FINANCIAL INFORMATION

1.
Reconciliation between statutory and underlying basis results

The tables below set out the reconciliation from the statutory results to the underlying basis results, the principles of which are set out on the inside front cover.

		Removal of:
		Volatility			Other
	Statutory	and other	Insurance		conduct	Underlying
	basis	items1,2	gross up3	PPI	provisions	basis
2017	£m	£m	£m	£m	£m	£m

Net interest income	10,912	228	1,180	–	–	12,320
Other income, net of insurance claims	7,747	(186)	(1,356)	–	–	6,205
Total income	18,659	42	(176)	–	–	18,525
Operating lease depreciation		(1,053)	–	–	–	(1,053)
Net income	18,659	(1,011)	(176)	–	–	17,472
Operating expenses4	(12,696)	1,821	176	1,650	865	(8,184)
Impairment	(688)	(107)	–	–	–	(795)
Profit before tax	5,275	703	–	1,650	865	8,493

2016

Net interest income	9,274	263	1,898	–	–	11,435
Other income, net of insurance claims	7,993	121	(2,110)	–	61	6,065
Total income	17,267	384	(212)	–	61	17,500
Operating lease depreciation		(895)	–	–	–	(895)
Net income	17,267	(511)	(212)	–	61	16,605
Operating expenses4	(12,277)	1,948	212	1,000	1,024	(8,093)
Impairment	(752)	107	–	–	–	(645)
Profit before tax	4,238	1,544	–	1,000	1,085	7,867

1
In the year ended 31 December 2017 this comprises the effects of asset sales (gain of £30 million); volatile items (gain of £263 million); liability management (loss of £14 million); the amortisation of purchased intangibles (£91 million); restructuring costs (£621 million, principally comprising costs relating to the Simplification programme; the rationalisation of the non-branch property portfolio, the work on implementing the ring-fencing requirements and the integration of MBNA); and the fair value unwind and other items (loss of £270 million).

2
In the year ended 31 December 2016 this comprises the write-off of the ECN embedded derivative and premium paid on redemption of the remaining notes in the first quarter (loss of £790 million); the effects of asset sales (gain of £217 million); volatile items (gain of £99 million); liability management (gain of £123 million); the amortisation of purchased intangibles (£340 million); restructuring costs (£622 million, principally comprising the severance related costs related to phase II of the Simplification programme); and the fair value unwind and other items (loss of £231 million).

3
The Group’s insurance businesses’ income statements include income and expenditure which are attributable to the policyholders of the Group’s long-term assurance funds. These items have no impact in total upon the profit attributable to equity shareholders and, in order to provide a clearer representation of the underlying trends within the business, these items are shown net within the underlying results.

4	The statutory basis figure is the aggregate of operating costs and operating lease depreciation.

2.
Banking net interest margin

The net interest margin is calculated by dividing underlying banking net interest income by average interest-earning banking assets.

Non-banking net interest income largely comprises subordinated debt costs incurred by the Insurance business.
Non-banking assets largely comprise fee based loans and advances within Commercial Banking and loans sold by Commercial Banking and Retail to Insurance and Wealth to back annuitant liabilities.

The table below shows the reconciliation between statutory net interest income and the underlying banking net interest income.

	2017	2016
	£m	£m

Group net interest income – statutory basis	10,912	9,274
Insurance gross up	1,180	1,898
Volatility and other items	228	263
Group net interest income – underlying basis	12,320	11,435
Non-banking net interest income	111	391
Banking net interest income – underlying basis	12,431	11,826

Average interest-earning banking assets	£434.9bn	£435.9bn

Banking net interest margin	2.86%	2.71%

The table below shows the reconciliation between net loans and advances and average interest-earning banking assets.

	Quarter	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended	ended
	31 Dec	30 Sept	30 Jun	31 Mar	31 Dec
	2017	2017	2017	2017	2016
	£bn	£bn	£bn	£bn	£bn

Net loans and advances to customers1	455.7	454.6	453.2	444.7	449.7
Impairment provision and fair value adjustments	3.2	3.4	3.3	3.6	3.7
Non-banking items:
Fee based loans and advances	(8.1)	(7.4)	(7.4)	(8.5)	(9.4)
Sale of assets to Insurance	(6.9)	(6.8)	(6.8)	(6.6)	(6.7)
Other non-banking	(4.0)	(4.7)	(4.2)	(3.4)	(5.0)
Gross banking loans and advances	439.9	439.1	438.1	429.8	432.3
Averaging	(0.7)	(0.8)	(7.1)	1.1	1.7
Average interest-earning banking assets (qtr)	439.2	438.3	431.0	430.9	434.0
Average interest-earning banking assets (year to date)	434.9	433.4	430.9	430.9	435.9

1	Excludes reverse repos of £16.8 billion (31 December 2016: £8.3 billion).

3.
Volatility arising in insurance businesses

Volatility included in the Group’s statutory results before tax comprises the following:

	2017	2016
	£m	£m

Insurance volatility	196	(152)
Policyholder interests volatility	190	241
Total volatility	386	89
Insurance hedging arrangements	(100)	(180)
Total	286	(91)

Insurance volatility
The Group’s insurance business has policyholder liabilities that are supported by substantial holdings of investments. IFRS requires that the changes in both the value of the liabilities and investments are reflected within the income statement. The value of the liabilities does not move exactly in line with changes in the value of the investments. As the investments are substantial, movements in their value can have a significant impact on the profitability of the Group. Management believes that it is appropriate to disclose the Insurance and Wealth division’s results on the basis of an expected return in addition to results based on the actual return. The impact of the actual return on these investments differing from the expected return is included within insurance volatility.

4.
Tangible net assets per share

The table below sets out a reconciliation of the Group’s shareholders’ equity to its tangible net assets.

	2017	2016
	£m	£m

Shareholders’ equity	43,551	43,020
Goodwill	(2,310)	(2,016)
Intangible assets	(2,835)	(1,681)
Purchased value of in-force business	(306)	(340)
Other, including deferred tax effects	254	170
Tangible net assets	38,354	39,153

Ordinary shares in issue, excluding own shares	71,944m	71,413m
Tangible net assets per share	53.3p	54.8p
Tangible net assets per share pre dividend1	56.5p	54.8p

1	Pre final 2016 and interim 2017 dividends.

Tangible net assets per share at 31 December 2016 was 54.8 pence, or 53.4 pence after adjusting for the acquisition of MBNA. The movement from the adjusted 2016 tangible net assets per share to 53.3 pence at 31 December 2017 comprises an increase of 3.1 pence due to the strong financial performance offset by a reduction of 3.2 pence for dividends paid during the year.

5.
Return on tangible equity

The Group’s underlying return on tangible equity was 15.6 per cent (2016: 14.1 per cent) and statutory return on tangible equity was 8.9 per cent, 2.3 percentage points higher year-on-year as a result of higher underlying profit and lower volatility and other items.

	2017	2016
Underlying return on tangible equity
Average shareholders’ equity (£bn)	43.4	42.7
Average intangible assets (£bn)	(4.6)	(3.8)
Average tangible equity (£bn)	38.8	38.9

Underlying profit after tax (£m)	6,244	5,731
Add back amortisation of intangible assets (post tax) (£m)	219	174
Less profit attributable to other equity holders (£m)	(313)	(321)
Less profit attributable to non-controlling interests (£m)	(90)	(101)
Adjusted underlying profit after tax (£m)	6,060	5,483

Underlying return on tangible equity	15.6%	14.1%

Statutory return on tangible equity
Group statutory profit after tax (£m)	3,547	2,514
Add back amortisation of intangible assets (post tax) (£m)	219	174
Add back amortisation of purchased intangible assets (post tax) (£m)	101	299
Less profit attributable to other equity holders (£m)	(313)	(321)
Less profit attributable to non-controlling interests (£m)	(90)	(101)
Adjusted statutory profit after tax (£m)	3,464	2,565

Statutory return on tangible equity	8.9%	6.6%

GROUP CREDIT RISK PORTFOLIO

Overview
●
Asset quality remains strong with portfolios continuing to benefit from the Group’s proactive approach to risk management, continued low interest rates and a resilient UK economic environment.
●
Gross impairment charges remain broadly flat, including the acquisition of MBNA.
●
Gross asset quality ratio (excluding releases and write-backs) was stable at 28 basis points.
●
The net impairment charge increased to £795 million in 2017 compared to £645 million in 2016, reflecting expected lower provision releases and write-backs and the acquisition of MBNA (£118 million). The net asset quality ratio for 2017 was 18 basis points (2016: 15 basis points).
●
The Group expects an asset quality ratio of around 35 basis points through the cycle and less than 30 basis points through the plan period and in 2018.
●
Impaired loans as a percentage of closing loans and advances reduced to 1.6 per cent (31 December 2016: 1.8 per cent) with impaired loans down £0.7 billion to £7.8 billion (31 December 2016: £8.5 billion), with reductions across Retail, Commercial Banking and Run-off divisions. As at 31 December Retail impaired loans were £104 million lower at £4,951 million, despite including £151 million relating to the acquisition of MBNA. Commercial Banking impaired loans reduced by £270 million to £1,927 million, driven by impaired loan repayments and reductions, partly offset by a large newly impaired loan.

Low risk culture and prudent risk appetite
●
The Group continues to take a prudent approach to credit risk, with robust credit quality and affordability controls at origination and a prudent through the cycle credit risk appetite. The Group’s portfolios are well positioned against an uncertain economic outlook and potential market volatility.
●
The Group continues to grow lending to key segments while maintaining prudent credit criteria.
●
The Group’s effective risk management ensures early identification and management of customers and counterparties who may be showing signs of distress.
●
Sector concentrations within the lending portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product caps limit exposure to certain higher risk and vulnerable sectors and asset classes. In particular:
o
The average indexed LTV of the UK Retail mortgage portfolio improved to 43.6 per cent (31 December 2016: 44.0 per cent) and the percentage of Secured loans and advances with an indexed LTV greater than 100 per cent was 0.6 per cent (31 December 2016: 0.7 per cent). The average LTV for new UK Retail mortgages written in 2017 was 63.0 per cent (31 December 2016: 64.4 per cent).
o
The value of UK Retail mortgage lending with an indexed LTV of greater than 80 per cent fell to £30,680 million (31 December 2016: £32,395 million).
o
Total UK Direct Real Estate gross lending across the Group was £17.9 billion at 31 December 2017 (31 December 2016: £19.9 billion) and includes Commercial Banking lending of £17.3 billion, and £0.2 billion within Retail Business Banking (within Retail). The Group’s legacy run-off direct real estate portfolio has continued to fall and was £0.4 billion at 31 December 2017.
o
Run-off net external assets stood at £9.1 billion at 31 December 2017, down from £11.3 billion at 31 December 2016. The portfolio represents only 1.8 per cent of the overall Group’s loans and advances (31 December 2016: 2.1 per cent).

Impairment charge by division
		Debt securities	Available
	Loans and	classified as	-for-sale	Other
	advances to	loans and	financial	credit risk
	customers	receivables	assets	provisions	Total	2016¹
2017	£m	£m	£m	£m	£m	£m

Retail	717	–	–	–	717	654
Commercial Banking	117	–	3	(5)	115	17
Insurance and Wealth	–	–	–	–	–	–
Run-off	(31)	(6)	–	(4)	(41)	(26)
Central items	1	–	3	–	4	–
Total impairment charge	804	(6)	6	(9)	795	645
Asset quality ratio					0.18%	0.15%
Gross asset quality ratio					0.28%	0.28%

1	Restated. See basis of presentation on the inside front cover.

Group impaired loans and provisions					Impairment
			Impaired		provisions
	Loans and		loans as %		as % of
	advances to	Impaired	of closing	Impairment	impaired
	customers	loans	advances	provisions1	loans2
	£m	£m	%	£m	%
At 31 December 2017
Retail	341,705	4,951	1.4	2,147	46.1
Commercial Banking	100,812	1,927	1.9	830	43.1
Insurance and Wealth	818	28	3.4	9	32.1
Run-off	8,533	935	11.0	456	48.8
Reverse repos and other items3	23,886
Total gross lending	475,754	7,841	1.6	3,442	45.6
Impairment provisions	(3,442)
Fair value adjustments4	186
Total Group	472,498

At 31 December 20165
Retail	332,953	5,055	1.5	2,011	42.9
Commercial Banking	102,398	2,197	2.1	828	37.7
Insurance and Wealth	812	26	3.2	11	42.3
Run-off	10,259	1,217	11.9	682	56.0
Reverse repos and other items3	15,249
Total gross lending	461,671	8,495	1.8	3,532	43.4
Impairment provisions	(3,532)
Fair value adjustments4	(181)
Total Group	457,958

1	Impairment provisions include collective unidentified impairment provisions.
2	Impairment provisions as a percentage of impaired loans are calculated excluding loans in recoveries in Retail (31 December 2017: £291 million; 31 December 2016: £365 million)
3	Includes £6.9 billion (December 2016: £6.7 billion) of lower risk loans sold by Commercial Banking and Retail to Insurance and Wealth to back annuitant liabilities.
4
The Group made adjustments to reflect the HBOS and MBNA loans and advances at fair value on acquisition. At 31 December 2017, the remaining fair value adjustment was £186 million comprising a positive adjustment of £270 million in respect of the MBNA assets and a negative adjustment of £84 million in respect of the HBOS assets. The fair value unwind in respect of impairment losses incurred was £85 million for the year ended 31 December 2017 (31 December 2016: £70 million). The fair value adjustment in respect of loans and advances is expected to continue to decrease in future years and will reduce to zero over time.

5	Restated. See basis of presentation on the inside front cover.

FUNDING AND LIQUIDITY MANAGEMENT

The Group has maintained its strong funding and liquidity position with a loan to deposit ratio of 110 per cent at 31 December 2017 (109 per cent as at 31 December 2016).

During 2017, the Group drew down a further £15.4 billion under the Bank of England’s Term Funding Scheme (TFS), now fully utilised at £20 billion as at 31 December 2017. The amount outstanding under the Bank of England’s Funding for Lending Scheme (FLS) is £25.1 billion as at 31 December 2017 (£30.1 billion as at 31 December 2016).

As a result, wholesale funding has decreased by £9.7 billion to £101.1 billion as at 31 December 2017, with the amount maturing in less than one year falling to £28.5 billion as at 31 December 2017 (£35.1 billion as at 31 December 2016). In 2017, the Group issued term funding of £10.2 billion and following the full utilisation of the TFS, would expect term issuance volumes in 2018 to return to a steady-state requirement of between £15 billion and £20 billion per annum.

The Group’s strong balance sheet and funding and liquidity position has been reflected in positive movements in the Group’s credit ratings in 2017. During the second half of the year, Moody’s upgraded Lloyds Bank plc’s long-term rating by one notch to ‘Aa3’. In addition, S&P improved Lloyds Bank plc’s outlook to ‘positive’ to reflect the Group’s improved bail-in capital position following recent Lloyds Banking Group plc issuance.

The Group’s liquidity surplus continues to exceed the regulatory minimum and internal risk appetite, with a Liquidity Coverage Ratio of 127 per cent as at 31 December 2017 based on the EU Delegated Act.

CAPITAL MANAGEMENT

Analysis of capital position
Excluding the capital impact of the acquisition of MBNA on 1 June 2017, the Group generated 2.45 per cent of CET1 capital on a pro forma basis before ordinary dividends and allowing for the share buyback, primarily as a result of:

●
Strong underlying capital generation of 2.5 per cent, largely driven by underlying profits (2.2 per cent) and the dividend paid by the Insurance business in February 2018 in relation to 2017 earnings (0.3 per cent);
●
A reduction in risk-weighted assets (prior to the impact of the acquisition of MBNA) resulting in an increase of 0.8 per cent, primarily reflecting updates made to both mortgage and unsecured retail IRB models, continued active portfolio management, foreign exchange movements, disposals and capital efficient securitisation activity, partly offset through targeted growth in key customer segments;
●
The impact of market and other movements, generating an increase of 0.4 per cent, partially reflecting positive movements in available-for-sale assets and the defined benefit pension schemes;
●
Offset by a reduction of (1.2) per cent for conduct provisions.

In addition, the Group utilised the 0.8 per cent of CET1 capital retained at 31 December 2016 to cover the acquisition of MBNA.

Overall the Group’s CET1 ratio has strengthened to 15.5 per cent on a pro forma basis before ordinary dividends and the share buyback. After ordinary dividends the Group’s CET1 ratio was 14.4 per cent on a pro forma basis. In addition the Board intends to implement a share buyback programme of up to £1 billion, equivalent to up to 1.4 pence per share. The buyback will impact the Group’s capital position in 2018 and is expected to reduce CET1 capital by c.50 basis points. Allowing for this at 31 December 2017 the pro forma CET1 ratio would be 13.9 per cent (31 December 2016: 13.0 per cent pro forma after dividends and adjusting for MBNA).

The accrual for foreseeable dividends reflects the recommended final ordinary dividend of 2.05 pence per share.

The transitional total capital ratio, after ordinary dividends reduced by 0.2 per cent to 21.2 per cent, largely reflecting amortisation on dated tier 2 instruments and foreign exchange movements on tier 1 and tier 2 instruments, offset by the increase in CET1 capital and the reduction in risk-weighted assets.

Applying the Bank of England’s Minimum Requirement for Own Funds and Eligible Liabilities (MREL) policy to current capital requirements, the Group’s indicative MREL requirement, excluding regulatory capital buffers, is as follows:

●
From 2020, 2 times Pillar 1 plus Pillar 2A, equivalent to 21.4 per cent of risk-weighted assets
●
From 2022, 2 times Pillar 1 plus 2 times Pillar 2A, equivalent to 26.8 per cent of risk-weighted assets

The Bank of England will review the calibration of MREL in 2020 before setting final end-state requirements to be met from 2022. This review will take into consideration any changes to the capital framework, including the finalisation of Basel III.

During 2017, the Group issued £8.5 billion (sterling equivalent as at 31 December 2017) of senior unsecured securities from Lloyds Banking Group plc which, while not included in total capital, are eligible to meet MREL. Combined with previous issuances made during 2016 the Group remains comfortably positioned to meet MREL requirements from 2020 and, as at 31 December 2017, had a transitional MREL ratio of 25.7 per cent of risk-weighted assets.

The UK leverage ratio, after ordinary dividends, increased from 5.3 per cent on a pro forma basis to 5.4 per cent on a pro forma basis, largely reflecting the increase in fully loaded tier 1 capital and the underlying reduction in balance sheet assets, net of qualifying central bank claims and deconsolidation adjustments.

An analysis of the Group’s capital position as at 31 December 2017 is presented in the following section on both a CRD IV transitional arrangements basis and a CRD IV fully loaded basis.

The table below summarises the consolidated capital position of the Group.

	Transitional		Fully loaded
	At 31 Dec	At 31 Dec	At 31 Dec	At 31 Dec
	2017	2016	2017	2016
Capital resources	£m	£m	£m	£m
Common equity tier 1
Shareholders’ equity per balance sheet	43,551	43,020	43,551	43,020
Adjustment to retained earnings for foreseeable dividends	(1,475)	(1,568)	(1,475)	(1,568)
Deconsolidation adjustments1	1,301	1,342	1,301	1,342
Adjustment for own credit	109	87	109	87
Cash flow hedging reserve	(1,405)	(2,136)	(1,405)	(2,136)
Other adjustments	(177)	(276)	(177)	(276)
	41,904	40,469	41,904	40,469
less: deductions from common equity tier 1
Goodwill and other intangible assets	(2,966)	(1,623)	(2,966)	(1,623)
Prudent valuation adjustment	(556)	(630)	(556)	(630)
Excess of expected losses over impairment provisions and value adjustments	(498)	(602)	(498)	(602)
Removal of defined benefit pension surplus	(541)	(267)	(541)	(267)
Securitisation deductions	(191)	(217)	(191)	(217)
Significant investments1	(4,250)	(4,282)	(4,250)	(4,282)
Deferred tax assets	(3,255)	(3,564)	(3,255)	(3,564)
Common equity tier 1 capital	29,647	29,284	29,647	29,284
Additional tier 1
Other equity instruments	5,330	5,320	5,330	5,320
Preference shares and preferred securities2	4,503	4,998	–	–
Transitional limit and other adjustments	(1,748)	(1,692)	–	–
	8,085	8,626	5,330	5,320
less: deductions from tier 1
Significant investments1	(1,403)	(1,329)	–	–
Total tier 1 capital	36,329	36,581	34,977	34,604
Tier 2
Other subordinated liabilities2	13,419	14,833	13,419	14,833
Deconsolidation of instruments issued by insurance entities1	(1,786)	(1,810)	(1,786)	(1,810)
Adjustments for transitional limit and non-eligible instruments	1,617	1,351	(1,252)	(1,694)
Amortisation and other adjustments	(3,524)	(3,447)	(3,565)	(3,597)
	9,726	10,927	6,816	7,732
Eligible provisions	120	186	120	186
less: deductions from tier 2
Significant investments1	(1,516)	(1,571)	(2,919)	(2,900)
Total capital resources	44,659	46,123	38,994	39,622

Risk-weighted assets	210,919	215,534	210,919	215,534

Common equity tier 1 capital ratio3	14.1%	13.6%	14.1%	13.6%
Tier 1 capital ratio	17.2%	17.0%	16.6%	16.1%
Total capital ratio	21.2%	21.4%	18.5%	18.4%

1
For regulatory capital purposes, the Group’s Insurance business is deconsolidated and replaced by the amount of the Group’s investment in the business. A part of this amount is deducted from capital (shown as ‘significant investments’ in the table above) and the remaining amount is risk-weighted, forming part of threshold risk-weighted assets.

2	Preference shares, preferred securities and other subordinated liabilities are categorised as subordinated liabilities in the balance sheet.
3
The common equity tier 1 ratio is 14.4 per cent on a pro forma basis upon recognition of the dividend paid by the Insurance business in February 2018 in relation to its 2017 earnings (31 December 2016: 13.8 per cent pro forma).

Risk-weighted assets
	At 31 Dec	At 31 Dec
	2017	2016
	£m	£m
Foundation Internal Ratings Based (IRB) Approach	60,207	64,907
Retail IRB Approach	61,588	64,970
Other IRB Approach	17,191	17,788
IRB Approach	138,986	147,665
Standardised (STA) Approach	25,503	18,956
Credit risk	164,489	166,621
Counterparty credit risk	6,055	8,419
Contributions to the default fund of a central counterparty	428	340
Credit valuation adjustment risk	1,402	864
Operational risk	25,326	25,292
Market risk	3,051	3,147
Underlying risk-weighted assets	200,751	204,683
Threshold risk-weighted assets1	10,168	10,851
Total risk-weighted assets	210,919	215,534

1
Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investment in the Group’s Insurance business.

Stress testing
The Group undertakes a wide ranging programme of stress testing providing a comprehensive view of the potential impacts arising from the risks to which the Group is exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group to adverse economic conditions and other key vulnerabilities. As part of this programme, and in line with previous years, the Group conducted macroeconomic stress tests of the operating plan.

The concurrent UK stress test run by the Bank of England was also undertaken in 2017. As announced in November, despite the severity of the stress scenario, the Group exceeded the capital and leverage thresholds set out for the purpose of the stress test and was not required to take any capital action as a result.

	Fully loaded
	At 31 Dec	At 31 Dec
	2017	2016
Leverage ratio	£m	£m
Total tier 1 capital for leverage ratio
Common equity tier 1 capital	29,647	29,284
Additional tier 1 capital	5,330	5,320
Total tier 1 capital	34,977	34,604

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	25,834	36,138
Securities financing transactions	49,193	42,285
Loans and advances and other assets	737,082	739,370
Total assets	812,109	817,793

Qualifying central bank claims	(53,842)	(41,510)

Deconsolidation adjustments1
Derivative financial instruments	(2,043)	(2,403)
Securities financing transactions	(85)	112
Loans and advances and other assets	(140,387)	(142,955)
Total deconsolidation adjustments	(142,515)	(145,246)

Derivatives adjustments
Adjustments for regulatory netting	(13,031)	(20,490)
Adjustments for cash collateral	(7,380)	(8,432)
Net written credit protection	881	699
Regulatory potential future exposure	12,335	13,188
Total derivatives adjustments	(7,195)	(15,035)

Securities financing transactions adjustments	(2,022)	39
Off-balance sheet items	58,357	58,685
Regulatory deductions and other adjustments	(7,658)	(9,128)

Total exposure measure2	657,234	665,598
Average exposure measure4	660,557

UK Leverage ratio2,3,6	5.3%	5.2%
Average UK leverage ratio4	5.4%

CRD IV exposure measure5	711,076	707,108
CRD IV leverage ratio5	4.9%	4.9%

1
Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group’s regulatory capital consolidation, being primarily the Group’s Insurance business.

2	Calculated in accordance with the UK Leverage Ratio Framework which requires qualifying central bank claims to be excluded from the leverage exposure measure.
3	The countercyclical leverage ratio buffer is currently nil.
4
The average UK leverage ratio is based on the average of the month end tier 1 capital and exposure measures over the quarter (1 October 2017 to 31 December 2017). The average of 5.4 per cent compares to 5.4 per cent at the start and 5.3 per cent at the end of the quarter.

5	Calculated in accordance with CRD IV rules which include central bank claims within the leverage exposure measure.
6
The UK leverage ratio is 5.4 per cent on a pro forma basis upon recognition of the dividend paid by the Insurance business in February 2018 in relation to its 2017 earnings (31 December 2016: 5.3 per cent pro forma).

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

		2017	2016
	Note	£ million	£ million

Interest and similar income		16,006	16,620
Interest and similar expense		(5,094)	(7,346)
Net interest income		10,912	9,274
Fee and commission income		2,965	3,045
Fee and commission expense		(1,382)	(1,356)
Net fee and commission income		1,583	1,689
Net trading income		11,817	18,545
Insurance premium income		7,930	8,068
Other operating income		1,995	2,035
Other income		23,325	30,337
Total income		34,237	39,611
Insurance claims		(15,578)	(22,344)
Total income, net of insurance claims		18,659	17,267
Regulatory provisions		(2,515)	(2,024)
Other operating expenses		(10,181)	(10,253)
Total operating expenses		(12,696)	(12,277)
Trading surplus		5,963	4,990
Impairment		(688)	(752)
Profit before tax		5,275	4,238
Tax expense	2	(1,728)	(1,724)
Profit for the year		3,547	2,514

Profit attributable to ordinary shareholders		3,042	2,001
Profit attributable to other equity holders1		415	412
Profit attributable to equity holders		3,457	2,413
Profit attributable to non-controlling interests		90	101
Profit for the year		3,547	2,514

Basic earnings per share	3	4.4p	2.9p
Diluted earnings per share	3	4.3p	2.9p

1
The profit after tax attributable to other equity holders of £415 million (2016: £412 million) is offset in reserves by a tax credit attributable to ordinary shareholders of £102 million (2016: £91 million).

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	2017	2016
	£ million	£ million

Profit for the year	3,547	2,514
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	628	(1,348)
Tax	(146)	320
	482	(1,028)
Gains and losses attributable to own credit risk:
Gains (losses) before tax	(55)	–
Tax	15	–
	(40)	–
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Adjustment on transfer from held-to-maturity portfolio	–	1,544
Change in fair value	303	356
Income statement transfers in respect of disposals	(446)	(575)
Income statement transfers in respect of impairment	6	173
Tax	63	(301)
	(74)	1,197
Movement in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	(363)	2,432
Net income statement transfers	(651)	(557)
Tax	283	(466)
	(731)	1,409
Currency translation differences (tax: nil)	(32)	(4)
Other comprehensive income for the year, net of tax	(395)	1,574
Total comprehensive income for the year	3,152	4,088

Total comprehensive income attributable to ordinary shareholders	2,647	3,575
Total comprehensive income attributable to other equity holders	415	412
Total comprehensive income attributable to equity holders	3,062	3,987
Total comprehensive income attributable to non-controlling interests	90	101
Total comprehensive income for the year	3,152	4,088

CONSOLIDATED BALANCE SHEET

	At 31 Dec	At 31 Dec
	2017	2016
	£ million	£ million

Assets
Cash and balances at central banks	58,521	47,452
Items in the course of collection from banks	755	706
Trading and other financial assets at fair value through profit or loss	162,878	151,174
Derivative financial instruments	25,834	36,138
Loans and receivables:
Loans and advances to banks	6,611	26,902
Loans and advances to customers	472,498	457,958
Debt securities	3,643	3,397
	482,752	488,257
Available-for-sale financial assets	42,098	56,524
Goodwill	2,310	2,016
Value of in-force business	4,839	5,042
Other intangible assets	2,835	1,681
Property, plant and equipment	12,727	12,972
Current tax recoverable	16	28
Deferred tax assets	2,284	2,706
Retirement benefit assets	723	342
Other assets	13,537	12,755
Total assets	812,109	817,793

	At 31 Dec	At 31 Dec
	2017	2016
Equity and liabilities	£ million	£ million

Liabilities
Deposits from banks	29,804	16,384
Customer deposits	418,124	415,460
Items in course of transmission to banks	584	548
Trading and other financial liabilities at fair value through profit or loss	50,877	54,504
Derivative financial instruments	26,124	34,924
Notes in circulation	1,313	1,402
Debt securities in issue	72,450	76,314
Liabilities arising from insurance contracts and participating investment contracts	103,413	94,390
Liabilities arising from non-participating investment contracts	15,447	20,112
Other liabilities	20,730	29,193
Retirement benefit obligations	358	822
Current tax liabilities	274	226
Deferred tax liabilities	–	–
Other provisions	5,546	4,868
Subordinated liabilities	17,922	19,831
Total liabilities	762,966	768,978

Equity
Share capital	7,197	7,146
Share premium account	17,634	17,622
Other reserves	13,815	14,652
Retained profits	4,905	3,600
Shareholders’ equity	43,551	43,020
Other equity instruments	5,355	5,355
Total equity excluding non-controlling interests	48,906	48,375
Non-controlling interests	237	440
Total equity	49,143	48,815
Total equity and liabilities	812,109	817,793

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share
	capital				Other	Non-
	and	Other	Retained		equity	controlling
	premium	reserves	profits	Total	instruments	interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2017	24,768	14,652	3,600	43,020	5,355	440	48,815
Comprehensive income
Profit for the year	–	–	3,457	3,457	–	90	3,547
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	482	482	–	–	482
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(74)	–	(74)	–	–	(74)
Gains and losses attributable to own credit risk, net of tax	–	–	(40)	(40)	–	–	(40)
Movements in cash flow hedging reserve, net of tax	–	(731)	–	(731)	–	–	(731)
Currency translation differences (tax: £nil)	–	(32)	–	(32)	–	–	(32)
Total other comprehensive income	–	(837)	442	(395)	–	–	(395)
Total comprehensive income	–	(837)	3,899	3,062	–	90	3,152
Transactions with owners
Dividends	–	–	(2,284)	(2,284)	–	(51)	(2,335)
Distributions on other equity instruments, net of tax	–	–	(313)	(313)	–	–	(313)
Issue of ordinary shares	63	–	–	63	–	–	63
Movement in treasury shares	–	–	(411)	(411)	–	–	(411)
Value of employee services:
Share option schemes	–	–	82	82	–	–	82
Other employee award schemes	–	–	332	332	–	–	332
Changes in non-controlling interests	–	–	–	–	–	(242)	(242)
Total transactions with owners	63	–	(2,594)	(2,531)	–	(293)	(2,824)
Balance at 31 December 2017	24,831	13,815	4,905	43,551	5,355	237	49,143

	Attributable to equity shareholders
	Share
	capital				Other	Non-
	and	Other	Retained		equity	controlling
	premium	reserves	profits	Total	instruments	interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2016	24,558	12,260	4,416	41,234	5,355	391	46,980

Comprehensive income
Profit for the year	–	–	2,413	2,413	–	101	2,514
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(1,028)	(1,028)	–	–	(1,028)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	1,197	–	1,197	–	–	1,197
Movements in cash flow hedging reserve, net of tax	–	1,409	–	1,409	–	–	1,409
Currency translation differences (tax: £nil)	–	(4)	–	(4)	–	–	(4)
Total other comprehensive income	–	2,602	(1,028)	1,574	–	–	1,574
Total comprehensive income	–	2,602	1,385	3,987	–	101	4,088
Transactions with owners
Dividends	–	–	(2,014)	(2,014)	–	(29)	(2,043)
Distributions on other equity instruments, net of tax	–	–	(321)	(321)	–	–	(321)
Redemption of preference shares	210	(210)	–	–	–	–	–
Movement in treasury shares	–	–	(175)	(175)	–	–	(175)
Value of employee services:							–
Share option schemes	–	–	141	141	–	–	141
Other employee award schemes	–	–	168	168	–	–	168
Changes in non-controlling interests	–	–	–	–	–	(23)	(23)
Total transactions with owners	210	(210)	(2,201)	(2,201)	–	(52)	(2,253)
Balance at 31 December 2016	24,768	14,652	3,600	43,020	5,355	440	48,815

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.
Accounting policies, presentation and estimates
These condensed consolidated financial statements as at and for the year to 31 December 2017 have been prepared in accordance with the Listing Rules of the Financial Conduct Authority (FCA) relating to Preliminary Announcements and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements. Copies of the 2017 Annual Report and Accounts will be available on the Group’s website and upon request from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.

Except as noted below, the accounting policies are consistent with those applied by the Group in its 2016 Annual Report and Accounts, and there have been no significant changes in the basis upon which estimates have been determined, compared to that applied at 31 December 2016.

With effect from 1 January 2017 the Group has elected to early adopt the provision in IFRS9 for gains and losses attributable to changes in own credit risk on financial liabilities designated at fair value through profit or loss to be presented in other comprehensive income. The impact has been to increase profit after tax and reduce other comprehensive income by £40 million in the year ended 31 December 2017; there is no impact on total liabilities or shareholders’ equity. Comparatives have not been restated.

2.
Taxation
The UK corporation tax rate for the year was 19.25 per cent (2016: 20 per cent). An explanation of the relationship between tax expense and accounting profit is set out below:

	2017	2016
	£m	£m

Profit before tax	5,275	4,238
UK corporation tax thereon	(1,015)	(848)
Impact of surcharge on banking profits	(452)	(266)
Non-deductible costs: conduct charges	(352)	(219)
Non-deductible costs: bank levy	(44)	(40)
Other non-deductible costs	(59)	(135)
Non-taxable income	72	75
Tax-exempt gains on disposals	128	19
Recognition of losses that arose in prior years	–	59
Remeasurement of deferred tax due to rate changes	(9)	(201)
Differences in overseas tax rates	(15)	10
Policyholder tax1	(66)	(241)
Adjustments in respect of prior years	85	64
Tax effect of share of results of joint ventures	(1)	(1)
Tax expense	(1,728)	(1,724)

1
In 2016 this included a £231 million write down of the deferred tax asset held within the life business, reflecting the Group’s utilisation estimate which was restricted by the prevailing economic environment.

The UK corporation tax rate will reduce from 19 per cent to 17 per cent on 1 April 2020. The Group measures its deferred tax assets and liabilities at the value expected to be recoverable or payable in future periods, and remeasures them at each reporting date based on the most recent estimates of utilisation or settlement, including the impact of the bank surcharge where appropriate. The deferred tax impact of this remeasurement in 2017 is a charge of £9 million in the income statement and a credit of £22 million in other comprehensive income.

3.
Earnings per share

	2017	2016
	£m	£m

Profit attributable to equity shareholders – basic and diluted	3,042	2,001
Tax credit on distributions to other equity holders	102	91
	3,144	2,092

	2017	2016
	million	million

Weighted average number of ordinary shares in issue – basic	71,710	71,234
Adjustment for share options and awards	683	790
Weighted average number of ordinary shares in issue – diluted	72,393	72,024

Basic earnings per share	4.4p	2.9p
Diluted earnings per share	4.3p	2.9p

4.
Provisions for liabilities and charges

Payment protection insurance (excluding MBNA)
The Group increased the provision for PPI costs by a further £1,650 million in 2017, of which £600 million was in the fourth quarter, bringing the total amount provided to £18,675 million. The remaining provision is consistent with an average of 11,000 complaints per week (previously 9,000) through to the industry deadline of August 2019, in line with the average experience over the last nine months.

The higher volume of complaints received has been driven by increased claims management company (CMC) marketing activity and the Financial Conduct Authority (FCA) advertising campaign.

At 31 December 2017, a provision of £2,438 million remained unutilised relating to complaints and associated administration costs. Total cash payments were £1,470 million during the year to 31 December 2017.

Sensitivities
The Group estimates that it has sold approximately 16 million PPI policies since 2000. These include policies that were not mis-sold and those that have been successfully claimed upon. Since the commencement of the PPI redress programme in 2011 the Group estimates that it has contacted, settled or provided for approximately 53 per cent of the policies sold since 2000.

The total amount provided for PPI represents the Group’s best estimate of the likely future cost. However a number of risks and uncertainties remain in particular with respect to future volumes. The cost could differ from the Group’s estimates and the assumptions underpinning them, and could result in a further provision being required. There is significant uncertainty around the impact of the regulatory changes, FCA media campaign and Claims Management Company and customer activity.

For every additional 1,000 reactive complaints per week above 11,000 on average through to the industry deadline of August 2019, the Group would expect an additional charge of £200 million.

Payment protection insurance (MBNA)
With regard to MBNA, as announced in December 2016, the Group’s exposure is capped at £240 million, already provided for, through an indemnity received from Bank of America.

Other provisions for legal actions and regulatory matters
In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the year ended 31 December 2017 the Group charged a further £865 million in respect of legal actions and other regulatory matters, the unutilised balance at 31 December 2017 was £1,292 million (31 December 2016: £1,339 million). The most significant items are as follows.

Arrears handling related activities
The Group has provided an additional £245 million (bringing the total provided to date to £642 million), for the costs of identifying and rectifying certain arrears management fees and activities. Following a review of the Group’s arrears handling activities, the Group has put in place a number of actions to improve further its handling of customers in these areas and has made good progress in reimbursing mortgage arrears fees to the 590,000 impacted customers.

Packaged bank accounts
In 2017 the Group provided an additional £245 million in respect of complaints relating to alleged mis-selling of packaged bank accounts raising the total amount provided to £750 million. A number of risks and uncertainties remain in particular with respect to future volumes.

Customer claims in relation to insurance branch business in Germany
The Group continues to receive claims in Germany from customers relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited). The German industry-wide issue regarding notification of contractual ‘cooling off’ periods continued to lead to an increasing number of claims in 2016 and 2017. Up to 31 December 2016 the Group had provided a total of £639 million and no further amounts have been provided to 31 December 2017. The validity of the claims facing the Group depends upon the facts and circumstances in respect of each claim. As a result the ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.

HBOS Reading – customer review
The Group is undertaking a review into a number of customer cases from the former HBOS Impaired Assets Office based in Reading. This review follows the conclusion of a criminal trial in which a number of individuals, including two former HBOS employees, were convicted of conspiracy to corrupt, fraudulent trading and associated money laundering offences which occurred prior to the acquisition of HBOS by the Group in 2009. The Group has provided £100 million in the year to 31 December 2017 and is in the process of paying compensation to the victims of the fraud for economic losses as well as ex-gratia payments and awards for distress and inconvenience. The review is ongoing and at 12 February 2018, the Group had made offers to 57 customers, which represents more than 80 per cent of the customers in the review.

5.
Contingent liabilities and commitments

Interchange fees
With respect to multi-lateral interchange fees (MIFs), the Group is not directly involved in the ongoing investigations and litigation (as described below) which involve card schemes such as Visa and MasterCard. However, the Group is a member of Visa and MasterCard and other card schemes.
●
The European Commission continues to pursue competition investigations against MasterCard and Visa probing, amongst other things, MIFs paid in respect of cards issued outside the EEA;
●
Litigation brought by retailers continues in the English Courts against both Visa and MasterCard.
●
Any ultimate impact on the Group of the above investigations and litigation against Visa and MasterCard remains uncertain at this time.

Visa Inc completed its acquisition of Visa Europe on 21 June 2016. As part of this transaction, the Group and certain other UK banks also entered into a Loss Sharing Agreement (LSA) with Visa Inc, which clarifies the allocation of liabilities between the parties should the litigation referred to above result in Visa Inc being liable for damages payable by Visa Europe. The maximum amount of liability to which the Group may be subject under the LSA is capped at the cash consideration which was received by the Group at completion. Visa Inc may also have recourse to a general indemnity, previously in place under Visa Europe’s Operating Regulations, for damages claims concerning inter or intra-regional MIF setting activities.

LIBOR and other trading rates
In July 2014, the Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Group companies’ submissions to the British Bankers’ Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate. The Group continues to cooperate with various other government and regulatory authorities, including the Serious Fraud Office, the Swiss Competition Commission, and a number of US State Attorneys General, in conjunction with their investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling LIBOR and the Australian BBSW Reference Rate. Certain of the plaintiffs’ claims, including those in connection with USD and JPY LIBOR, have been dismissed by the US Federal Court for Southern District of New York, and decisions are awaited on the Group’s motions to dismiss the Sterling LIBOR and BBSW claims. The decisions leading to the Group’s dismissal from the USD LIBOR claims are subject to two appeals; the first took place on 25 September 2017 and a decision is expected in the first quarter of 2018, and the second is expected to take place in the first half of 2018. The decisions leading to the Group’s dismissal from the JPY LIBOR claims are not presently subject to appeal.

Certain Group companies are also named as defendants in (i) UK based claims; and (ii) in a Dutch class action, each raising LIBOR manipulation allegations. A number of the claims against the Group in relation to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.

It is currently not possible to predict the scope and ultimate outcome on the Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale.

UK shareholder litigation
In August 2014, the Group and a number of former directors were named as defendants in a claim by a number of claimants who held shares in Lloyds TSB Group plc (LTSB) prior to the acquisition of HBOS plc, alleging breaches of duties in relation to information provided to shareholders in connection with the acquisition and the recapitalisation of LTSB. The defendants refute all claims made. A trial commenced in the English High Court on 18 October 2017 and is scheduled to conclude in the first quarter of 2018 with judgment to follow. It is currently not possible to determine the ultimate impact on the Group (if any).

Financial Services Compensation Scheme
Following the default of a number of deposit takers in 2008, the Financial Services Compensation Scheme (FSCS) borrowed funds from HM Treasury to meet the compensation costs for customers of those firms. In June 2017, the FSCS announced that following the sale of certain Bradford & Bingley mortgage assets, the principal balance outstanding on the HM Treasury loan was £4,678 million (31 December 2016: £15,655 million). Although it is anticipated that the substantial majority of this loan will be repaid from funds the FSCS receives from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted, any shortfall will be funded by deposit-taking participants, including the Group, of the FSCS. The amount of future levies payable by the Group depends on a number of factors, principally, the amounts recovered by the FSCS from asset sales.

Tax authorities
The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013 HMRC informed the Group that their interpretation of the UK rules which allow the offset of such losses denies the claim. If HMRC’s position is found to be correct management estimate that this would result in an increase in current tax liabilities of approximately £650 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £350 million. The Group does not agree with HMRC’s position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due. There are a number of other open matters on which the Group is in discussion with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.

Residential mortgage repossessions
In August 2014, the Northern Ireland High Court handed down judgment in favour of the borrowers in relation to three residential mortgage test cases concerning certain aspects of the Group’s practice with respect to the recalculation of contractual monthly instalments of customers in arrears. The FCA is actively engaged with the industry in relation to these considerations and has published Guidance on the treatment of customers with mortgage payment shortfalls. The Guidance covers remediation for mortgage customers who may have been affected by the way firms calculate these customers’ monthly mortgage instalments. The Group is now determining its detailed approach to implementation of the Guidance and will contact affected customers during 2018.

Mortgage arrears handling activities
On 26 May 2016, the Group was informed that an enforcement team at the FCA had commenced an investigation in connection with the Group’s mortgage arrears handling activities. This investigation is ongoing and it is currently not possible to make a reliable assessment of the liability, if any, that may result from the investigation.

Other legal actions and regulatory matters
In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed properly to assess the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

6.
Dividends on ordinary shares

The directors have recommended a final dividend, which is subject to approval by the shareholders at the Annual General Meeting, of 2.05 pence per share (2016: 1.7 pence per share) totalling £1,475 million. These financial statements do not reflect this recommended dividend.

Shareholders who have already joined the dividend reinvestment plan will automatically participate in the plan instead of receiving a cash dividend. Key dates for the payment of the dividends are:

Shares quoted ex-dividend	19 April 2018

Record date	20 April 2018

Final date for joining or leaving the dividend reinvestment plan	4 May 2018

Dividends paid	29 May 2018

The final and special dividends in respect of 2016 of 1.7 pence and 0.5 pence per ordinary share were paid to shareholders on 16 May 2017 and an interim dividend for 2017 of 1.0 pence per ordinary share was paid on 27 September 2017; the cash cost of these dividends was £2,284 million net of a credit in respect of unclaimed dividends written-back in accordance with the Company’s Articles of Association.

7.
Events since the balance sheet date

The Group intends to implement a share buyback of up to £1 billion. This represents the return to shareholders of capital surplus to that required to provide capacity for growth, meet regulatory requirements and cover uncertainties. The share buyback programme will commence in March 2018 and is expected to be completed during the next 12 months.

8.
Other information
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2017 will be published on the Group’s website. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act. The statutory accounts for the year ended 31 December 2017 have been filed with the Registrar of Companies.

Summary of alternative performance measures
The Group calculates a number of metrics that are used throughout the banking and insurance industries on an underlying basis. A description of these measures and their calculation is set out below.

Asset quality ratio
The underlying impairment charge for the period (on an annualised basis) in respect of loans and advances to customers after releases and write-backs, expressed as a percentage of average gross loans and advances to customers for the period

Banking net interest margin	Banking net interest income on customer and product balances in the banking businesses as a percentage of average gross banking interest-earning assets for the period
Cost:income ratio	Operating costs as a percentage of net income calculated on an underlying basis
Gross asset quality ratio
The underlying impairment charge for the period (on an annualised basis) in respect of loans and advances to customers before releases and write-backs, expressed as a percentage of average gross loans and advances to customers for the period

Impaired loans as a percentage of closing advances	Impaired loans and advances to customers adjusted to exclude Retail loans in recoveries, expressed as a percentage of closing gross loans and advances to customers
Loan to deposit ratio	Loans and advances to customers net of allowance for impairment losses and excluding reverse repurchase agreements divided by customer deposits excluding repurchase agreements
Operating jaws	The difference between the period on period percentage change in net income and the period on period change in operating costs calculated on an underlying basis
Present value of new business premium	The total single premium sales received in the period (on an annualised basis) plus the discounted value of premiums expected to be received over the term of the new regular premium contracts
Return on risk-weighted assets	Underlying profit before tax divided by average risk-weighted assets
Return on tangible equity
Statutory profit after tax adjusted to add back amortisation of intangible assets, and to deduct profit attributable to non-controlling interests and other equity holders, divided by average tangible net assets

Tangible net assets per share	Net assets excluding intangible assets such as goodwill and acquisition-related intangibles divided by the weighted average number of ordinary shares in issue
Underlying profit	Statutory profit adjusted for certain items as detailed in the Basis of Presentation
Underlying return on tangible equity
Underlying profit after tax at the standard UK corporation tax rate adjusted to add back amortisation of intangible assets, and to deduct profit attributable to non-controlling interests and other equity holders, divided by average tangible net assets

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Douglas Radcliffe
Group Investor Relations Director
020 7356 1571
douglas.radcliffe@lloydsbanking.com

Edward Sands
Director of Investor Relations
020 7356 1585
edward.sands@lloydsbanking.com

Nora Thoden
Director of Investor Relations
020 7356 2334
nora.thoden@lloydsbanking.com

CORPORATE AFFAIRS
Fiona Laffan
Group Corporate Communications Director
020 7356 2081
fiona.laffan@lloydsbanking.com

Matt Smith
Head of Corporate Media
020 7356 3522
matt.smith@lloydsbanking.com

Copies of this news release may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The full news release can also be found on the Group’s website – www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland no. 95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 21 February 2018